As filed with the Securities and Exchange Commission on August 24, 2015

Registration No. 333-206372

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MICHAEL J. BLODNICK

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN BART E. BARTHOLDT Miller Nash Graham & Dunn LLP Pier 70, 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Telephone: (206) 777-7506 Facsimile: (206) 340-9599	ERNEST J. PANASCI RYAN M. BEHRMAN Stinson Leonard Street LLP 6400 South Fiddlers Green Circle Greenwood Village, Colorado 80111 Telephone: (303) 376-8402 Facsimile: (303) 578-7976

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☑        Accelerated filer  ☐        Non-accelerated filer  ☐        Smaller reporting company  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, $0.01 Par Value	900,000	N/A	$5,211,574	$605.58

(1)	Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc. (“Glacier”) upon consummation of the merger described herein.
(2)	Previously paid. Calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of $5,211,574 is computed by subtracting $16,250,000 (the estimated cash to be paid by Glacier) from the product of (A) $1,302.28, the per-share book value of CBC common stock on July 31, 2015 times (B) 16,480 (the maximum number of shares of CBC common stock expected to be exchanged for the common stock being registered).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROXY STATEMENT OF CAÑON BANK CORPORATION	PROSPECTUS OF GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Cañon Bank Corporation Shareholders:

As you may know, the boards of directors of Cañon Bank Corporation (“CBC”) and Glacier Bancorp, Inc. (“Glacier”) have agreed on a merger of CBC with and into Glacier. Immediately following the merger, Cañon National Bank, CBC’s subsidiary, will merge with and into Glacier Bank, Glacier’s subsidiary, and will continue to operate under the name of and as a part of “Bank of the San Juans, a division of Glacier Bank.”

Under the terms of the Plan and Agreement of Merger, dated July 30, 2015, Glacier will issue to CBC’s shareholders, a total of 554,229 shares of Glacier common stock, and make a cash payment equal to $16,250,000, with each portion of the merger consideration being subject to adjustment as described in the attached proxy statement/prospectus.

In the merger, each outstanding share of CBC common stock will be exchanged for a fixed number of shares of Glacier common stock and a fixed amount of cash. The number of shares of its common stock that Glacier will issue (554,229) is subject to adjustment in the event that the average closing price for Glacier common stock prior to closing, calculated in accordance with the merger agreement, is less than $24.92 or more than $33.72, in order to avoid the termination of the merger agreement. The total cash portion of the merger consideration will be reduced to the extent CBC’s capital prior to the closing of the merger, calculated in accordance with the merger agreement, is less than $21,000,000. For purposes of illustration only, if the amount of CBC’s capital was calculated in accordance with the merger agreement as of August 18, 2015, such capital would have been $21,555,265. If CBC’s capital prior to the closing of the merger is greater than $21,000,000, CBC will, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend in the amount of such excess.

Assuming for purposes of illustration only that the cash portion of the merger consideration payable by Glacier is $16,250,000, you will receive $1,874.56 consisting of a combination of $986.04 in cash and 33.6304 shares of Glacier common stock for each of your shares of CBC common stock. This valuation is based on the $26.42 closing price of Glacier common stock on August 21, 2015. CBC common stock is closely held and not actively traded. The most recent third-party transaction in CBC common stock occurred in February 2015, at a price of $1,005.00 per share. Assuming the exchange of all outstanding CBC common stock in accordance with the merger agreement, CBC shareholders will own approximately 0.7% of Glacier’s outstanding common stock following the merger.

We will hold a special shareholders’ meeting to vote on the merger agreement. The special meeting of the shareholders of CBC will be held on Wednesday, October 7, 2015, at 10:00 a.m. local time, at the Hampton Inn, 102 McCormick Parkway, Cañon City, Colorado, 81212. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

On behalf of the board of directors of CBC, I recommend that you vote FOR approval of the merger agreement.

Daniel Tanner Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or CBC and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated [            ], 2015, and is first being mailed to

CBC shareholders on [            ], 2015.

CAÑON BANK CORPORATION

816 Royal Gorge Boulevard

Cañon City, Colorado 81212

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD OCTOBER 7, 2015

TO THE SHAREHOLDERS OF CAÑON BANK CORPORATION:

A special meeting of shareholders of Cañon Bank Corporation (“CBC”) will be held on Wednesday, October 7, 2015, at 10:00 a.m. local time, at the Hampton Inn, 102 McCormick Parkway, Cañon City, Colorado, 81212. The special meeting is for the following purposes:

1.	To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of July 30, 2015, among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, CBC and Cañon National Bank, under the terms of which CBC will merge with and into Glacier, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus that accompanies this notice.

2.	To approve one or more adjournments of the CBC special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of CBC common stock at the close of business on Monday, August 24, 2015, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of CBC’s outstanding common stock is required for approval of the merger agreement. Certain directors of CBC and certain principal shareholders owning 14,439 shares of CBC common stock (approximately 88% of CBC’s outstanding common stock) have signed agreements to vote their shares in favor of the merger agreement. As of Monday, August 24, 2015, there were 16,480 shares of CBC common stock outstanding and entitled to vote at the special meeting.

CBC shareholders have the right to dissent from the merger and obtain payment of the fair value of their shares of CBC common stock under applicable provisions of Colorado law. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights of Appraisal.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger agreement.

The board of directors of CBC has determined that the merger agreement is fair to and in the best interests of CBC and its shareholders and recommends that you vote FOR approval of the merger agreement. In that regard, the board of directors of CBC obtained an independent fairness opinion from FIG Partners LLC, which is attached as Appendix C to the proxy statement/prospectus that accompanies this notice.

Please do not send your CBC common stock certificates at this time. You will receive instructions on how to exchange your stock certificates prior to the closing of the merger.

By Order of the Board of Directors,

Darryn Biggerstaff, Secretary

Cañon City, Colorado

[            ], 2015

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that are not included in or delivered with this document.

Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to CBC shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of CBC for its special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

This document incorporates important business and financial information about Glacier that is not included in or delivered with this document, including incorporating by reference documents that Glacier has previously filed with the SEC. See “Documents Incorporated by Reference” elsewhere in this document. You can obtain the documents that are incorporated by reference through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus. Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: LeeAnn Wardinsky, Corporate Secretary

Telephone: (406) 751-4703

You will not be charged for the documents that you request. If you would like to request documents, please do so by September 22, 2015 in order to receive them before the CBC special shareholders’ meeting.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

Appendix A –	Plan and Agreement of Merger
Appendix B –	Colorado Business Corporation Act Sections 7-113-101 through 7-113-302, Regarding Dissenter’s Rights
Appendix C –	Opinion of FIG Partners LLC, Financial Advisor to CBC

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to help you decide how to vote your shares of Cañon Bank Corporation (“CBC”) common stock with respect to the proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless CBC receives the affirmative vote of the holders of at least a majority of the shares of CBC’s outstanding common stock. CBC is holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. See “The Merger.” Information about the special meeting is contained in this document. See “CBC Special Shareholders Meeting.”

This document is both a proxy statement of CBC and a prospectus of Glacier. It is a proxy statement because the board of directors of CBC is soliciting proxies from CBC shareholders in connection with the merger. It is a prospectus because Glacier will issue shares of its common stock in exchange for shares of CBC common stock in the merger.

What will CBC shareholders receive in the merger?

Under the terms of the merger agreement, Glacier will pay cash and issue shares of its common stock in exchange for all outstanding shares of CBC common stock. Subject to the adjustments described below, Glacier will issue a total of 554,229 shares of common stock, and will pay $16,250,000 in cash, for all of the shares of CBC’s outstanding common stock in the merger.

The cash portion of the merger consideration to be paid by Glacier in the merger will be subject to adjustment depending on the “CBC Closing Capital”, as defined in the merger agreement, immediately prior to the closing of the merger. If the CBC Closing Capital is less than $21,000,000, Glacier will reduce the cash portion of the merger consideration by the amount of such deficiency. The cash portion of the merger consideration to be paid by Glacier in the merger is also subject to adjustment to take into account any proposed dissenting shares of CBC common stock.

If the CBC Closing Capital is greater than $21,000,000, CBC will, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend in the amount of such excess.

The portion of the merger consideration consisting of Glacier common stock is initially set at 554,229 shares, although the number of shares may be adjusted in certain circumstances based on whether Glacier common stock is trading either higher or lower than certain specified prices in the merger agreement immediately prior to the closing of the merger, in order to avoid the termination of the merger agreement.

On August 21, 2015, the closing price of Glacier’s common stock was $26.42 per share. If the “average closing price” (determined over a 20 trading day period prior to the closing of the merger, calculated 10 days prior to the closing) of Glacier’s common stock exceeds $33.72, the number of shares of Glacier common stock issued in the merger can be reduced, unless CBC elects to allow the merger agreement to terminate. Conversely, if the “average closing price” is below $24.92, the number of shares of Glacier common stock issued in the merger can be increased, unless Glacier elects to allow the merger agreement to terminate. See “The Merger — Termination of the Merger Agreement.”

By voting to approve the merger agreement, CBC shareholders will give the CBC board of directors the authority to elect, with the advice of CBC’s legal counsel and its financial advisor, to cause CBC to accept a reduction in the number of shares of Glacier common stock to be issued in the merger, if the Glacier average closing price exceeds $33.72 as described above. See “The Merger – Termination of the Merger Agreement.”

What will I receive in the merger?

The merger consideration to be received by each shareholder of CBC is a pro rata interest in a pool of merger consideration consisting of 554,229 shares of Glacier common stock and $16,250,000 in cash, the stock and cash portions being subject to adjustment as described above. As of the date of this proxy statement/prospectus, there were 16,480 shares of CBC common stock outstanding.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, and (ii) the “average closing price” for Glacier common stock is $26.42 (the closing price for Glacier common stock on August 21, 2015), each share of CBC common stock would receive a total value equal to $1,874.56, consisting of $986.04 in cash and 33.6304 shares of Glacier common stock.

Generally, the cash/stock mix of merger consideration will be paid as described above – that is, $986.04 in cash and 33.6304 shares of Glacier common stock for each share of CBC common stock (based on the closing price for Glacier common stock on August 21, 2015). See “The Merger – Merger Consideration.”

When will the merger occur?

We presently expect to complete the merger during the fourth quarter of 2015. The merger will occur after the approval of the merger agreement by the affirmative vote of at least a majority of the shares of CBC common stock, after the merger has received regulatory approval and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement. Glacier and CBC are working toward completing the merger as quickly as possible. If the merger does not occur for any reason by February 28, 2016, either Glacier or CBC may unilaterally terminate the merger agreement.

How soon after the merger is completed can I expect to receive my cash or Glacier common stock?

Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier common stock that I receive in the merger be freely transferable?

The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

When and where will the special meeting take place?

CBC will hold a special meeting of its shareholders on Wednesday, October 7, 2015, at 10:00 a.m. local time, at the Hampton Inn, 102 McCormick Parkway, Cañon City, Colorado, 81212.

Who may vote at the special meeting?

The board of directors of CBC has set Monday, August 24, 2015, as the record date for the special meeting. If you were the owner of CBC common stock at the close of business on Monday, August 24, 2015, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of CBC’s outstanding common stock. As described in this proxy statement, certain of the directors and certain principal shareholders of CBC have agreed to vote the shares they own in favor of the merger agreement. Such persons own approximately 88% of outstanding CBC common stock. See “CBC Special Shareholders’ Meeting” and “The Merger – Voting Agreement.”

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

The proposal to adjourn the CBC special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger, will be approved if a majority of the shares of CBC common stock present at the special meeting, in person or by proxy, are voted in favor of the proposal.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares of CBC common stock are held in your own name, you may change your vote as follows:

•	You may send a written notice to the Secretary of CBC stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares of CBC common stock are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to CBC’s Secretary prior to the vote at the special meeting.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares of CBC common stock, your shares of CBC common stock will be voted “FOR” approval of the merger agreement at the special meeting.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares of CBC common stock can be voted at CBC’s special meeting of shareholders.

Should I send in my common stock certificates now?

No. Please do not send your CBC common stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent shortly before the closing of the merger on how to exchange your CBC common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the CBC board of directors in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the tax consequences of the merger to me?

Glacier and CBC expect to report the merger of CBC with and into Glacier, and the contemporaneous merger of Cañon National Bank with and into Glacier Bank, as tax-free reorganizations for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code). In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier that the merger will qualify as a reorganization under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges his or her shares of common stock in an acquired company for shares of common stock in an acquiring company, plus cash, must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of acquiring company common stock(including any fractional shares) and cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material United States federal income tax consequences of the merger, see “The Merger – Material Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

What do I do if I do not agree with the merger? Do I have appraisal or dissenter’s rights?

If you are a CBC shareholder and you do not agree with the merger, vote against the merger agreement, and take certain other actions required by Colorado law, you will have dissenter’s rights under the Colorado Business Corporation Act Sections 7-113-101 through 7-113-302. Exercise of these rights will result in the purchase of your shares of CBC common stock at “fair value,” as determined in accordance with Colorado law. Please read the section entitled “The Merger – Dissenter’s Rights of Appraisal” for additional information.

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Cañon Bank Corporation

816 Royal Gorge Boulevard

Cañon City, Colorado 81212

ATTN: Daniel Tanner

Tel. No. (719) 276-9153

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier and CBC

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly-traded company and its common stock trades on the NASDAQ Global Select Market under the symbol “GBCI.” Glacier provides a full range of commercial banking services from 133 locations in Montana, Idaho, Wyoming, Colorado, Utah and Washington, operating through thirteen separately branded divisions of its wholly-owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of June 30, 2015, Glacier had total assets of approximately $8.6 billion, total net loans receivable of approximately $4.7 billion, total deposits of approximately $6.6 billion and approximately $1.1 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2014 and quarterly report on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2014, and Glacier’s proxy statement for its 2015 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/ prospectus. See “Where You Can Find More Information About Glacier.”

Cañon Bank Corporation

816 Royal Gorge Boulevard

Cañon City, Colorado 81212

(719) 276-9153

CBC is the holding company of Cañon National Bank. Cañon National Bank is a national banking association headquartered in Cañon City, Colorado. Cañon National Bank operates nine branches located in Cañon City, Florence, Pueblo, Pueblo West, Colorado City, and Colorado Springs, Colorado. Cañon National Bank offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. Cañon National Bank primarily serves individuals and small- to medium-sized businesses.

As of June 30, 2015, CBC, on a consolidated basis, had total assets of approximately $253 million, total net loans receivable of approximately $159 million, total deposits of approximately $225 million and approximately $21.4 million in shareholders’ equity.

For additional information, see “Information Concerning Cañon Bank Corporation.”

The Merger

The merger agreement provides for the merger of CBC with and into Glacier, and immediately thereafter the merger of Cañon National Bank with and into Glacier Bank. In the merger, your shares of CBC common stock, if you do not dissent, will be exchanged for a combination of shares of Glacier common stock and cash. After the merger, you will no longer own shares of CBC. For additional information, see “The Merger.”

The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

In the merger, Glacier will issue shares of its common stock and pay cash for all shares of CBC common stock outstanding as of the date of the closing of the merger.

The total merger consideration that Glacier will pay for the shares of CBC common stock will be as follows:

•	Stock Portion: Glacier will issue a total of 554,229 shares of its common stock, subject to adjustment in the event that the average closing price for Glacier common stock prior to closing, calculated in accordance with the merger agreement, is less than $24.92 or more than $33.72. Assuming that the number of currently outstanding shares of CBC (16,480) does not change prior to the closing of the merger, and assuming that the “average closing price” of Glacier common stock is $26.42 (based on the per share closing price of Glacier common stock on August 21, 2015), CBC shareholders would receive 33.6304 shares of Glacier common stock for each share of CBC common stock. However, Glacier will not issue fractional shares, and will pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares.”

•	Cash Portion: Glacier will pay $16,250,000 in cash, subject to reduction, by the amount (if any) by which the “CBC Closing Capital” is less than $21,000,000. The “CBC Closing Capital” is specifically defined in the merger agreement and is equal to an amount, as of the closing date of the merger, equal to CBC’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, and calculated in the same manner in which CBC’s consolidated tangible equity capital at May 31, 2015 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported in CBC’s or Cañon National Bank’s balance sheet. Assuming there is no reduction in the cash portion of the merger consideration, CBC shareholders will receive $986.04 in cash for each share of CBC common stock.

The actual total amount of cash to be paid cannot be determined until shortly before the effective date of the merger. Accordingly, the actual amount of cash that you will receive for each of your shares of CBC common stock, if you do not dissent, will not be determined until shortly before the closing of the merger. See “The Merger – Merger Consideration.”

If the CBC Closing Capital is greater than $21,000,000, CBC will, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend in the amount of such excess.

Recommendation of CBC Board of Directors

CBC’s board of directors recommends that holders of CBC common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of CBC’s reasons for the merger and the recommendations of CBC’s board of directors, see “Background of and Reasons for the Merger – Recommendation of the CBC Board.”

Opinion of CBC’s Financial Advisor

FIG Partners LLC (“FIG”) has served as financial advisor to CBC in connection with the merger and has given an opinion to CBC’s board of directors that, as of July 29, 2015, the consideration that CBC’s shareholders will receive for their shares of CBC common stock in the merger is fair, from a financial point of view, to CBC shareholders.

A copy of the opinion delivered by FIG is attached to this document as Appendix C. You should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by FIG in providing its opinion.

The opinion is addressed to CBC’s board of directors and is directed only to the fairness of the per share consideration to the holders of CBC’s common stock from a financial point of view. It does not address the underlying business decision of CBC to engage in the merger or any other aspect of the merger and is not a recommendation as to how any CBC shareholder should vote with respect to the merger.

CBC also engaged Keefe Bruyette & Woods for advisory services related to the merger.

For further information, see “Background of and Reasons for the Merger – Opinion of Financial Advisor to CBC.”

Interests of CBC Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of CBC’s board of directors that CBC’s shareholders approve the merger agreement, you should be aware that certain members of CBC management have interests in the merger that are different from, or in addition to, their interests as CBC shareholders. These interests arise out of, among other things, voting and non-competition agreements entered into by directors of Cañon National Bank; an employment agreement with Mr. William Faris, President of Cañon National Bank and a director of CBC, that will be effective upon the closing of the merger; change in control benefits payable to Mr. William Faris and Mr. James Hawkins in accordance with existing employment agreements with Cañon National Bank; and provisions in the merger agreement relating to indemnification of CBC directors. For a description of the interests of CBC’s directors and executive officers in the merger, see “The Merger – Interests of Certain Persons in the Merger.”

The CBC board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

CBC Shareholders Dissenters’ Rights

Under Colorado law, CBC shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of CBC common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Colorado statutes. These procedures are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters rights, see “The Merger – Dissenters’ Rights of Appraisal.”

Regulatory Matters

Each of Glacier and CBC has agreed to use its reasonable best efforts to obtain all regulatory approvals required by the merger agreement and the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Bank of Minneapolis, the Federal Deposit Insurance Corporation, the State of Colorado Division of Banking and the Commissioner of the Montana Division of Banking and Financial Institutions. Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and CBC expect to complete the merger during the fourth quarter of 2015. As more fully described in this proxy statement and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor CBC can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or CBC may terminate the merger either before or after the CBC special meeting, under certain circumstances. Among other things, the merger agreement provides that Glacier may terminate the merger agreement if the average trading price of its common stock, determined pursuant to the merger agreement, is above a specified price, unless CBC agrees to accept a reduced number of shares of Glacier common stock, and that CBC may terminate the merger agreement if the average trading price of Glacier stock is below a specified price, unless Glacier agrees to increase the number of its shares of common stock to be issued to CBC shareholders. See “The Merger – Termination of the Merger Agreement.”

Termination Fees

If either party terminates the merger agreement due to specified breaches of the merger agreement by the other party, the breaching party will be required to pay the non-breaching party a termination fee of $300,000. See “The Merger – Termination Fees.”

Break-Up Fee

The merger agreement provides that CBC must pay Glacier a break-up fee of $1,625,000, if the merger agreement is terminated due to the failure of the board of directors of CBC to recommend approval of the merger agreement by its shareholders, or is terminated due to the receipt of a “superior acquisition proposal”, as defined in the merger agreement, which is acted upon by CBC. It should be noted, however, that the failure of CBC’s shareholders to approve the merger agreement would not in and of itself trigger the obligation to pay the break-up fee, unless one of the foregoing factors also exists.

CBC agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire CBC. See “The Merger – Break-up Fee.”

CBC Shareholders’ Rights After the Merger

The rights of CBC shareholders are governed by Colorado law, as well as by CBC’s articles of incorporation and bylaws. After completion of the merger, the rights of the former CBC shareholders receiving Glacier common stock in the merger will be governed by Montana law, and by Glacier’s articles of incorporation and bylaws. Although Glacier’s articles of incorporation and bylaws are similar in many ways to CBC’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of CBC shareholders. See “Comparison of Certain Rights of Holders of Glacier and CBC Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

Although the number of shares of Glacier common stock that will constitute the stock portion of the merger consideration that will be exchanged for a share of CBC common stock is fixed, at the time of the CBC special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you would receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the merger consideration that CBC shareholders will receive upon completion of the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or CBC. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued in the merger may be decreased or increased, as the case may be, if the average trading price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified prices. The CBC board of directors would make the decision, without resoliciting the vote of CBC shareholders, to either terminate the merger agreement or accept a decrease in the number of Glacier shares to be issued if Glacier’s average trading price is greater than a specified price. See “The Merger – Termination of the Merger Agreement.”

The merger agreement limits CBC’s ability to pursue other transactions and provides for the payment of a break-up fee if CBC does so.

While the merger agreement is in effect, subject to very narrow exceptions, CBC and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits CBC’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If CBC receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, CBC may be required to pay a $1,625,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Under certain conditions, the merger agreement requires CBC to pay a termination fee.

Under certain circumstances (generally involving CBC’s breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require CBC to pay a termination fee of $300,000. See “The Merger – Termination Fees.”

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Glacier and CBC have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed a number of mergers in the recent past, it is possible that the integration of Cañon National Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of Cañon National Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of Cañon National Bank.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably estimated the likely costs of integrating the operations of Cañon National Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Glacier has various anti-takeover measures that could impede a takeover.

Glacier has various anti-takeover measures in place, which are described elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and CBC Common Stock.”

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Documents Incorporated by Reference” and “Where You Can Find More Information About Glacier” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and CBC’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received on a timely basis or at all;

•	Glacier’s stock price could change before closing of the merger, due to among other things stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•	benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree competition in the geographic and business areas in which Glacier and CBC operate;

•	CBC’s business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected; and

•	management time and effort may be diverted to the resolution of merger-related issues.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or CBC or any person acting on behalf of Glacier or CBC are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor CBC undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected consolidated financial information of Glacier for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010. The consolidated financial data of and for the six months ended June 30, 2014 and 2013 are derived from unaudited condensed consolidated financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Glacier’s management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data at or for those dates. The results of operation for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2015. The consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	At or for the Fiscal Years Ended December 31
			2014	2013	2012	2011	2010
			Dollars in thousands, except per share data
Summary of Operations:
Interest income	$156,103	$148,050	$299,919	$263,576	$253,757	$280,109	$288,402
Interest expense	14,751	13,168	26,966	28,758	35,714	44,494	53,634

Net interest income	141,352	134,882	272,953	234,818	218,043	235,615	234,768
Provision for loan losses	1,047	1,361	1,912	6,887	21,525	64,500	84,693

Net interest income after provision for loan losses	140,305	133,521	271,041	227,931	196,518	171,115	150,075
Noninterest income	48,495	41,892	90,302	93,047	91,496	78,199	87,546
Noninterest expenses(1)	115,442	102,743	212,679	195,317	193,421	191,965	187,948

Pre-tax net income(1)	73,358	72,670	148,664	125,661	94,593	57,349	49,673
Taxes(1)	16,353	17,263	35,909	30,017	19,077	7,265	7,343

Net income(1)	$57,005	$55,407	$112,755	$95,644	$75,516	$50,084	$42,330

Basic earnings per share(1)	$0.76	$0.74	$1.51	$1.31	$1.05	$0.70	$0.61
Diluted earnings per share(1)	$0.76	$0.74	$1.51	$1.31	$1.05	$0.70	$0.61
Cash dividends per share	$0.37	$0.33	$0.98	$0.60	$0.53	$0.52	$0.52
Statement of Financial Conditions:
Total assets	$8,589,810	$7,890,094	$8,306,507	$7,884,350	$7,747,440	$7,187,906	$6,759,287
Net loans receivable	4,676,912	4,072,643	4,358,342	3,932,487	3,266,571	3,328,619	3,612,182
Total deposits	6,558,657	5,745,836	6,345,212	5,579,967	5,364,461	4,821,213	4,521,902
Total borrowings	870,846	1,055,545	827,067	1,287,525	1,421,971	1,462,959	1,359,681
Shareholder’s equity	1,056,451	1,010,015	1,028,047	963,250	900,949	850,227	838,204
Book value per share	$13.99	$13.56	$13.70	$12.95	$12.52	$11.82	$11.66

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	At or for the Fiscal Years Ended December 31
			2014	2013	2012	2011	2010
			Dollars in thousands, except per share data
Key Operating Ratios:
Return on average assets(1)	1.37%	1.43%	1.42%	1.23%	1.01%	0.72%	0.67%
Return on average equity(1)	10.89%	11.25%	11.11%	10.22%	8.54%	5.78%	5.18%
Average equity to average assets	12.62%	12.72%	12.81%	11.99%	11.84%	12.39%	12.96%
Net interest margin (tax equivalent)	4.00%	4.01%	3.98%	3.48%	3.37%	3.89%	4.21%
Non-performing over subsidiary assets	0.98%	1.30%	1.08%	1.39%	1.87%	2.92%	3.91%
Dividend payout ratio(1)	48.68%	44.59%	64.90%	45.80%	50.48%	74.29%	85.25%

(1)	Excludes 2011 goodwill impairment charge of $32.6 million ($40.2 million pre-tax). For additional information on the goodwill impairment charge see “Non-GAAP Financial Matters” below.

Non-GAAP Financial Measures

In addition to the results presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), the table above contains certain non-GAAP financial measures. Glacier believes that providing these non-GAAP financial measures provides investors with information useful in understanding Glacier’s financial performance, performance trends, and financial position. While Glacier uses these non-GAAP measures in its analysis of Glacier’s performance, this information should not be considered an alternative to measurements required by GAAP.

	Year ended December 31, 2011
(Dollars in thousands, except per share data)	GAAP	Goodwill Impairment Charge, Net of Tax	Non-GAAP
Non-interest expense	$232,124	(40,159)	191,965
Income before income taxes	$17,190	40,159	57,349
Income tax expense	$(281)	7,546	7,265
Net income	$17,471	32,613	50,084
Basic earnings per share	$0.24	0.46	0.70
Diluted earnings per share	$0.24	0.46	0.70
Return on average assets	0.25%	0.47%	0.72%
Return on average equity	2.04%	3.74%	5.78%
Dividend payout ratio	216.67%	(142.38)%	74.29%

The reconciling item between the GAAP and non-GAAP financial measures was the third quarter of 2011 goodwill impairment charge (net of tax) of $32.6 million.

•	The goodwill impairment charge was $40.2 million with a tax benefit of $7.6 million which resulted in a goodwill impairment charge (net of tax) of $32.6 million. The tax benefit applied only to the $19.4 million of goodwill associated with taxable acquisitions and was determined based on Glacier’s marginal income tax rate of 38.9%.

•	The basic and diluted earnings per share reconciling items were determined based on the goodwill impairment charge (net of tax) divided by the weighted average diluted shares of 71,915,073.

•	The goodwill impairment charge (net of tax) was included in determining earnings for both the GAAP return on average assets and GAAP return on average equity. The average assets used in the GAAP and non-GAAP return on average assets ratios were $6.9 billion and $6.9 billion, respectively, for the year ended December 31, 2011. The average equity used in the GAAP and non-GAAP return on average equity ratios were $858 million and $866 million, respectively, for the year ended December 31, 2011.

•	The dividend payout ratio is calculated by dividing dividends declared per share by basic earnings per share. The non-GAAP dividend payout ratio uses the non-GAAP basic earnings per share for calculating the ratio.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low unadjusted closing sale prices for Glacier common stock as reported on The NASDAQ Global Select Market, and

•	dividends per share on Glacier common stock.

	High	Low	Cash Dividends Declared
2012
First quarter	$15.50	$12.43	$0.13
Second quarter	$15.46	$13.66	$0.13
Third quarter	$16.17	$14.93	$0.13
Fourth quarter	$15.53	$13.43	$0.14

2013
First quarter	$18.98	$15.19	$0.14
Second quarter	$22.43	$17.44	$0.15
Third quarter	$25.05	$22.59	$0.15
Fourth quarter	$30.87	$24.23	$0.16

2014
First quarter	$30.27	$25.35	$0.16
Second quarter	$29.55	$24.88	$0.17
Third quarter	$28.93	$25.86	$0.17
Fourth quarter	$29.57	$24.74	$0.48

2015
First quarter	$27.47	$22.27	$0.18
Second quarter	$30.08	$24.76	$0.19
Third quarter (through August 21)	$29.88	$26.42	n/a

At June 30, 2015, 75,531,258 outstanding shares of Glacier common stock were held by approximately 1,686 holders of record.

CBC Common Stock

Presently, no active trading market exists for shares of CBC common stock and the CBC common stock is not listed for trading on a national or regional securities exchange or a quotation system. It is unlikely that a market will develop in the foreseeable future for CBC common stock. CBC acts as its own transfer agent and registrar.

Occasionally, management of CBC becomes aware of trades of private sales of its common stock and the prices at which these trades were executed. The most recent private sale between parties known to CBC was for 50 shares of common stock at $1,005.00 per share, occurring in February 2015.

At August 24, 2015, the 16,480 outstanding shares of CBC common stock were held by approximately 44 holders of record.

CBC SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The CBC special meeting of shareholders will be held on Wednesday, October 7, 2015, at 10:00 a.m. local time, at the Hampton Inn, 102 McCormick Parkway, Cañon City, Colorado, 81212.

As described below under “Vote Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least a majority of the shares of CBC’s outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, requires the approval of a majority of CBC common stock present at the special meeting, in person or by proxy.

Purpose

At the special meeting, CBC shareholders will:

•	Consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of July 30, 2015, among Glacier, Glacier Bank, CBC and Cañon National Bank, under the terms of which CBC will merge with and into Glacier. The merger agreement is attached as Appendix A.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The CBC board of directors has fixed 5:00 p.m. on Monday, August 24, 2015 as the record date for determining the holders of shares of CBC common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were 16,480 shares of CBC common stock issued and outstanding and held by approximately 42 holders of record. Holders of record of CBC common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights of Appraisal” and Appendix B.

Certain of the directors and certain principal shareholders of CBC have agreed to vote all shares of CBC common stock held or controlled by them in favor of approval of the merger agreement. A total of 14,439 outstanding shares of CBC common stock, or approximately 88% of the outstanding shares of CBC common stock, are covered by the voting agreements. See “The Merger – Interests of Certain Persons in the Merger – Voting Agreement.”

Vote Required and Quorum

The affirmative vote of the holders of at least a majority of the shares of CBC’s outstanding common stock is required to approve the merger agreement. At least a majority of the total outstanding shares of CBC common stock must be present, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions and broker nonvotes

(that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of CBC common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

The proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement, will be approved by a majority of the votes present, in person or by proxy, at the special meeting, assuming a quorum is present at the special meeting. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting for a period not to exceed 60 days at any one adjournment.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger agreement and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Secretary of CBC;

•	completing and submitting a later-dated proxy; or

•	attending and voting at the special meeting in person.

CBC is soliciting the proxy for the special meeting on behalf of the CBC board of directors. CBC will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, CBC may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. CBC does not expect to pay any compensation for the solicitation of proxies. However, CBC will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shareholders of Record. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares of CBC common stock in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of CBC common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

Beneficial Owner. Shares held in street name may be voted in person by you only if you bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on the record date.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

From time to time over the past several years, the board of directors of CBC discussed and considered strategic alternatives to enhance shareholder value and achieve future shareholder liquidity. Through Keefe, Bruyette & Woods (“KBW”), the board of directors of CBC identified Glacier, among other entities, as an attractive future merger partner in view of Glacier’s successful track record with other acquisitions, its emphasis on locally managed community banking, its existing presence in Colorado, and its strong financial performance.

In March 2015, KBW contacted Glacier’s investment banking advisor, D.A. Davidson & Co. (“Davidson”) on CBC’s behalf to inquire whether Glacier would have an interest in exploring a possible combination with CBC. After some preliminary discussions, Glacier expressed an interest to learn more about CBC. On March 26, 2015, CBC signed a non-disclosure agreement with Glacier for the confidential exchange of nonpublic information in connection with a possible transaction. Thereafter, Davidson delivered a due diligence request list identifying the financial and operational information that Glacier would require in order to submit a preliminary proposal.

From March 31 to May 27, 2015, CBC provided Glacier with supplemental information regarding the financial aspects of its business, its markets and its operations. On April 29, 2015, representatives from Davidson made a presentation to the board of directors of Glacier regarding CBC’s financial performance, information on the markets it operates in and what impact a transaction could have on Glacier’s operating results. On May 11, 2015, CBC engaged KBW to provide advisory services to CBC in its discussions with Glacier. KBW and CBC agreed that if Glacier delivered terms acceptable to the board of directors of CBC, CBC would negotiate exclusively with Glacier and not negotiate with any other parties or pursue other alternatives. On May 13, 2015, Daniel Tanner, Chairman and President of CBC and William Faris, a member of the board of directors of CBC, met with Michael Blodnick, President and CEO of Glacier, in Denver, Colorado at the offices of CBC’s legal counsel to become acquainted and to discuss each organization’s approach to community banking and to share financial and operational information.

On June 10, 2015, following consultation between Mr. Blodnick and members of the Glacier board of directors, Glacier delivered a nonbinding term sheet setting forth the proposed terms of the merger, including the principal financial terms. The board of directors of CBC and its financial advisors met on June 15, 2015 to review the proposal. The parties and their legal counsel and financial advisors further negotiated several aspects of the term sheet, and on June 16, 2015, Mr. Blodnick and Mr. Tanner signed the term sheet.

Between June 16 and July 30, 2015, Glacier, CBC and their respective legal counsel and financial advisors conducted appropriate due diligence and drafted and negotiated the merger agreement and related ancillary agreements. Glacier’s due diligence review included an extensive loan due diligence review conducted by DLS Consulting and supported by Glacier’s Chief Credit Officer. Mr. Blodnick, along with a representative from Davidson, was accompanied on a diligence trip by Mr. Faris to review the branches of CBC and the markets it operates in on July 8 and 9, 2015. Mr. Blodnick, along with a representative from Davidson, met with Mr. Faris, Mr. Tanner and Mr. Darryn Biggerstaff, a member of the board of directors of CBC and Cañon National Bank, in Cañon City, Colorado to discuss the transaction.

CBC engaged FIG Partners LLC (“FIG”), which did not advise on the transaction, on July 21, 2015 to provide its board of directors an opinion as to the fairness of the acquisition from a financial point of view to CBC shareholders.

On July 29, 2015, the boards of directors of CBC and Cañon National Bank, together with their legal counsel and representatives of KBW and FIG, met to consider the merger agreement. FIG presented its analysis and opinion as to the fairness of the merger, from a financial point of view to CBC shareholders. Among other matters considered, the boards of directors of CBC and Cañon National Bank reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by CBC shareholders, the price and historical performance of Glacier common stock, current market conditions including comparable bank merger and acquisition transactions, and the implications of the merger to Cañon National Bank’s employees, customers, and communities. After due consideration of these and other matters, and taking into consideration the fairness opinion delivered by FIG, the boards of directors of CBC and Cañon National Bank approved entering into the merger agreement. One member of the board of directors of CBC, Ernest J. Panasci, abstained from voting to approve the merger agreement, for the stated reason that Mr. Panasci’s law firm, Stinson Leonard Street LLP, is acting as legal counsel to CBC and Cañon National Bank in connection with the transactions contemplated by the merger agreement.

On July 29, 2015, the board of directors of Glacier, together with its legal counsel and representatives of Davidson, met to consider approval of the merger agreement. Davidson presented updated pro forma financial analyses and Glacier’s legal counsel presented a review of the key terms of the merger agreement and related ancillary agreements. Among other matters discussed, the board of directors and Glacier’s advisors discussed the results of due diligence reviews, the terms of the merger agreement and related ancillary agreements, key pricing metrics, the pro forma financial impact of the merger to Glacier’s shareholders, risks of the merger, and the timing and process for consummation of the merger, including the results of preliminary discussions with bank regulators. After due consideration of these and other matters, the board of directors of Glacier unanimously approved the merger agreement.

On July 30, 2015, the parties executed the merger agreement and related ancillary agreements. After the close of business on July 30, 2015, the parties issued a joint press release announcing the merger.

Reasons For The Merger – CBC

At the board meeting held on July 29, 2015, the CBC and Cañon National Bank boards of directors determined that the terms of the merger agreement were in the best interests of CBC and its shareholders. In the course of reaching the decision to approve the merger agreement, the CBC and Cañon National Bank boards of directors consulted with FIG Partners LLC, their financial advisor, and Stinson Leonard Street LLP, their legal counsel. In reaching their determination, the CBC and Cañon National Bank boards of directors considered a number of factors. Such factors also constituted the reasons that the boards of directors determined to approve the merger agreement and to recommend that CBC shareholders vote in favor of the merger agreement. Such reasons included the following:

•	the terms of the merger agreement and the value, form and mix of consideration to be received by CBC shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	the historic and prospective business of Cañon National Bank;

•	the likely impact of the merger on the employees and customers of Cañon National Bank;

•	the future employment opportunities for the existing employees of Cañon National Bank;

•	information concerning Glacier’s financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

•	the opinion of FIG Partners LLC that the merger consideration to be received by CBC shareholders in the merger is fair from a financial point of view;

•	the expectation that CBC shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market; whereas CBC’s stock is illiquid and is not publicly traded;

•	the provisions in the merger agreement that provide for the ability of the CBC board of directors to respond to an unsolicited acquisition proposal that the board of directors determines in good faith is a superior proposal as defined in the merger agreement;

•	the provisions of the merger agreement that provide for the ability of the CBC board of directors to terminate the merger agreement, subject to certain conditions including the payment of a break-up fee, if CBC has entered into a letter of intent or other agreement with respect to a superior proposal; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The CBC and Cañon National Bank boards of directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•	that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock and any decrease in the market price of Glacier common stock will result in a reduction in the aggregate merger consideration to be received by CBC shareholders at the time of completion of the merger subject to the adjustment procedures described under “The Merger – Termination of the Merger Agreement”;

•	that CBC shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•	the possible disruption to CBC’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of CBC’s business; and

•	the restrictions contained in the merger agreement on the operation of CBC’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of CBC contained in the merger agreement.

The foregoing discussion of the reasons that led the CBC and Cañon National Bank boards of directors to approve the merger agreement and recommend that CBC’s shareholders vote in favor of the merger agreement is not intended to be exhaustive, but is believed to include all of the material reasons for the board of directors’ decision. In reaching their determination to approve and recommend the transaction, the CBC and Cañon National Bank boards of directors based their recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above and the opinion of FIG Partners LLC referred to above, the CBC and Cañon National Bank boards of directors unanimously approved the merger agreement and the merger with Glacier as being in the best interests of CBC and its shareholders.

Opinion of Financial Advisor to CBC

FIG Partners LLC (“FIG”) has delivered to the board of directors of CBC its opinion that, based upon and subject to the various considerations set forth in its written opinion dated July 29, 2015, the total merger consideration to be paid to the shareholders of CBC is fair from a financial point of view as of such date. In requesting FIG’s advice and opinion, no limitations were imposed by CBC upon FIG with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of FIG, dated July 29, 2015, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C. CBC shareholders should read this opinion in its entirety.

FIG is a nationally recognized investment banking firm and, as part of its investment banking business, it values financial institutions in connection with mergers and acquisitions, private placements and for other purposes. As a specialist in securities of financial institutions, FIG has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. CBC’s board of directors selected FIG to render a fairness opinion in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

FIG will receive a fee from CBC of $75,000 for rendering a written opinion to the board of directors of CBC as to the fairness, from a financial point of view, of the merger to CBC’s shareholders, which is not contingent upon the consummation of the merger. Further, CBC has agreed to indemnify FIG against any claims or liabilities arising out of FIG’s engagement by CBC. FIG has not received fees from CBC for any other services performed during the two years preceding the date of this opinion. In addition, FIG has not had a material relationship with any party to the merger for which it has received compensation during the prior two years.

FIG’s opinion is directed only to the fairness, from a financial point of view, of the total merger consideration, and, as such, does not constitute a recommendation to any CBC shareholder as to how the shareholder should vote at the special meeting of CBC shareholders. The summary of the opinion of FIG set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by FIG in connection with its fairness opinion. Certain analyses were confirmed in a presentation to the board of directors of CBC by FIG. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG in rendering its opinion or the presentation delivered by FIG to the board of directors of CBC, but it does summarize all of the material analyses performed and presented by FIG.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG may have given various analyses more or less weight than other analyses. Accordingly, FIG believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors, could create an incomplete view of the process underlying the analyses set forth in its report to the Board of Directors of CBC and its fairness opinion.

In performing its analyses, FIG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CBC. The analyses performed by FIG are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG’s analysis of the fairness of the transaction consideration, from a financial point of view, to CBC shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG’s opinion does not address the relative merits of the merger as compared to any other business combination in which CBC might engage. In addition, as described above, FIG’s opinion to the board of directors of CBC was one of many factors taken into consideration by the board of directors of the Company in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, FIG reviewed and analyzed material bearing upon the financial and operating conditions of CBC and Glacier and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available business and financial information of CBC and Glacier including, among other things, quarterly and annual reports filed by the parties with the FDIC and Federal Reserve Board;

•	filings with the Securities and Exchange Commission by Glacier;

•	certain financial projections prepared by management of CBC;

•	the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that FIG considered relevant; and

•	such other analyses and considered such other factors as FIG deemed appropriate.

FIG also had discussions with members of senior management of CBC and Glacier for purposes of reviewing the future prospects of CBC and Glacier, including information related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements expected to be achieved as a result of the merger. FIG also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, FIG assumed, without independent verification, the accuracy and completeness of the publicly and non-publicly available financial and other information furnished to FIG by CBC and Glacier and relied upon the accuracy of the representations and warranties of the parties contained in the merger agreement. FIG also assumed that the financial forecasts furnished to or discussed with FIG by CBC and Glacier were reasonably prepared and reflected the best currently available estimates and judgments of senior management of CBC and Glacier as to the future financial performance of the Company. FIG has not made any independent evaluation or appraisal of any properties, assets or liabilities of CBC or Glacier.

Comparable Company Analysis – Glacier Bancorp, Inc.

FIG used publicly available information to compare selected financial and market trading information for Glacier and a group of financial institutions selected by FIG. The peer group consists of 16 publicly-traded commercial banks with $5.0 to $10.0 billion in assets nationwide as of most recent available quarter data (3/31/15 or 6/30/15). The table below shows certain metrics for these individual companies along with medians and averages of such group.

Sorted By Asset Size

					Balance Sheet Highlights			Capital & Asset Quality				Financial Performance				Market Data
																	Price to:
Institution	City	State	Ticker	Exchange	Total Assets ($M)	Total Loans ($M)	Loans/ Deposits (%)	TCE /TA (%)	Lev. Ratio (%)	NPAs/ Assets (%)	LLR/ Loans (%)	LTM ROAA (%)	LTM ROATCE (%)	LTM NIM (%)	LTM Efficiency (%)	Mkt Cap ($M)	Tg Bk (%)	EPS (x)	LTM Return (%)
Great Western Bancorp	Sioux Falls	SD	GWB	NYSE	$9,781.6	$7,072.5	94.5	8.4	9.3	1.43	0.74	1.02	14.25	3.98	51.0	$1,426.3	187.1	14.8	NA
National Penn Bancshares Inc.	Allentown	PA	NPBC	NASDAQ	$9,604.3	$6,168.5	91.6	8.9	9.9	0.54	1.37	1.12	12.51	3.34	55.8	$1,568.7	189.6	15.3	15.3
Bank of the Ozarks Inc.	Little Rock	AR	OZRK	NASDAQ	$8,710.4	$6,594.0	93.0	12.4	NA	0.49	0.86	2.09	17.82	5.44	37.8	$3,927.3	371.2	25.0	47.1
First Interstate BancSystem	Billings	MT	FIBK	NASDAQ	$8,386.2	$5,103.9	75.0	8.7	NA	1.17	1.50	1.01	12.66	3.45	61.9	$1,277.5	180.5	15.1	9.9
CVB Financial Corp.	Ontario	CA	CVBF	NASDAQ	$7,697.4	$3,784.2	63.1	10.7	NA	0.98	1.57	1.25	11.59	3.60	43.0	$1,891.7	231.5	20.4	19.9
Park National Corp.	Newark	OH	PRK	NYSE MKT	$7,304.0	$4,830.8	87.6	8.8	9.2	1.90	1.15	1.19	13.46	3.52	63.0	$1,340.3	211.0	16.1	22.9
LegacyTexas Finl Group Inc	Plano	TX	LTXB	NASDAQ	$6,669.6	$5,496.3	121.4	NA	9.9	0.49	0.56	1.02	NA	3.95	53.0	$1,477.6	254.3	26.5	24.0
Pinnacle Financial Partners	Nashville	TN	PNFP	NASDAQ	$6,516.5	$4,861.9	97.4	9.5	10.5	0.51	1.35	1.36	14.67	3.69	54.1	$1,941.6	326.0	23.4	47.3
BancFirst Corp.	Oklahoma City	OK	BANF	NASDAQ	$6,498.9	$3,871.9	66.7	9.0	NA	0.85	1.10	1.07	12.71	3.10	63.5	$1,009.5	174.0	14.8	8.5
Talmer Bancorp Inc.	Troy	MI	TLMR	NASDAQ	$6,280.0	$4,540.2	95.0	11.8	11.7	1.17	1.16	1.07	8.75	4.01	74.7	$1,231.6	167.3	21.4	24.5
First Merchants Corp.	Muncie	IN	FRME	NASDAQ	$6,140.3	$4,246.5	88.7	8.9	NA	0.94	1.47	1.13	13.29	3.84	59.1	$987.2	186.4	14.8	30.5
S&T Bancorp Inc.	Indiana	PA	STBA	NASDAQ	$6,133.7	$4,812.1	99.0	NA	8.9	0.86	1.01	1.14	NA	3.52	56.0	$1,107.4	238.7	16.7	37.1
First Financial Bankshares	Abilene	TX	FFIN	NASDAQ	$6,115.2	$2,967.8	62.8	10.0	9.8	0.30	1.31	1.65	16.32	4.11	47.9	$2,253.8	373.1	23.9	20.5
BofI Holding Inc.	San Diego	CA	BOFI	NASDAQ	$5,528.5	$4,775.2	109.3	8.9	9.5	0.65	0.53	1.56	18.20	3.92	34.3	$1,795.8	364.2	23.9	63.7
Tompkins Financial Corporation	Ithaca	NY	TMP	NYSE MKT	$5,357.5	$3,427.6	80.0	7.6	8.9	0.48	0.86	1.02	13.83	3.53	64.5	$808.1	203.2	15.5	22.7
Banner Corp.	Walla Walla	WA	BANR	NASDAQ	$5,194.3	$4,246.5	98.8	12.3	13.9	0.87	1.82	1.06	8.98	4.11	64.7	$1,009.3	159.3	18.4	28.1
				Avg.	6,994.9	4,800.0	89.0	9.7	10.1	0.85	1.15	1.24	13.50	3.82	55.3	1,565.9	238.6	19.1	28.1
				Median	6,507.7	4,793.7	92.3	9.0	9.8	0.85	1.15	1.13	13.38	3.77	55.9	1,383.3	207.1	17.5	24.0
Glacier Bancorp Inc.	Kalispell	MT	GBCI	NASDAQ	8,589.8	4,860.6	74.1	10.8	NA	1.72	2.69	1.39	12.85	3.98	53.9	2,219.1	242.8	19.2	14.4

Total Return Performance – Glacier Bancorp, Inc.

FIG reviewed the one year, three year, and five year total return performance of Glacier common stock and compared it to three related indexes as of July 23, 2015. The results are as follows:

1 Year Total Return
Glacier	13.01%
SNL Western U.S Bank	17.28%
SNL U.S. Bank: $5-$10 Billion Assets Index	22.58%
SNL U.S. Bank	16.78%

3 Year Total Return
Glacier	107.1%
SNL Western U.S Bank	92.09%
SNL U.S. Bank: $5-$10 Billion Assets Index	87.72%
SNL U.S. Bank	98.40%

5 Year Total Return
Glacier	108.41%
SNL Western U.S. Bank	127.25%
SNL U.S. Bank: $5-$10 Billion Assets Index	109.67%
SNL U.S. Bank	85.44%

Contribution Analysis

FIG prepared a contribution analysis showing percentages of total assets, total loans, total deposits, tangible common equity, and net income as of the most recently available period for CBC and for Glacier to be contributed to the combined company on a pro forma basis. CBC shareholders will receive merger consideration of approximately 60.0% stock (a total issuance of 2,924,495 shares of Glacier) and 40.0% cash.

CBC Contribution To Glacier Bancorp, Inc.
Total assets	2.9%
Total loans	3.2%
Total deposits	3.3%
Tangible common equity	2.9%
LTM net income	2.0%
Pro forma ownership (Current Consideration)	0.7%
Pro forma ownership (Assuming 100% Stock)	1.4%

Comparable Transaction Analysis

As part of its analysis, FIG reviewed two groups of comparable merger transactions. The first peer group included transactions which have occurred since January 1, 2014, that involved target banks located throughout the United States that had total assets of $200 million to $300 million and an NPA (“Non-Performing Assets”)/Assets ratios of less than 3.0%, and last twelve month return on average assets of greater than 0.50% (the “Comparable Transactions—National”). All consideration types were included. The group was also limited to bank holding companies and commercial banks and transactions where pricing was disclosed. This group consisted of the following 15 transactions:

Sorted by date announced

Date Announced	Buyer	St.	Seller	City	St.
07/07/15	National Commerce Corp.	AL	Reunion Bank of Florida	Tavares	FL
05/13/15	River Financial Corp.	AL	Keystone Bancshares Inc.	Auburn	AL
03/19/15	LINCO Bancshares Inc.	MO	Community First Bank	Fairview Heights	IL
11/19/14	Pacific Continental Corp.	OR	Capital Pacific Bancorp	Portland	OR
10/28/14	Durant Bancorp Inc.	OK	Consolidated Equity Corp.	Norman	OK
10/20/14	ServisFirst Bancshares Inc.	AL	Metro Bancshares Inc.	Douglasville	GA
10/14/14	Wintrust Financial Corp.	IL	Delavan Bancshares Inc.	Delavan	WI
09/26/14	First Busey Corp.	IL	Herget Financial Corp.	Pekin	IL
05/23/14	First Business Finl. Svcs. Inc	WI	Aslin Group Inc.	Leawood	KS
04/15/14	Inst for Svgs in Newburyport	MA	Rockport National Bancorp Inc.	Rockport	MA
04/07/14	MainSource Financial Group	IN	MBT Bancorp	West Harrison	IN
04/04/14	Peoples Bancorp Inc.	OH	Ohio Heritage Bancorp Inc.	Coshocton	OH
03/20/14	First Citizens Bancshares Inc.	TN	Southern Heritage Bancshares	Cleveland	TN
03/19/14	Salisbury Bancorp Inc.	CT	Riverside Bank	Poughkeepsie	NY
03/17/14	CBFH Inc.	TX	MC Bancshares Inc.	Houston	TX

In addition, FIG also reviewed comparable transactions, which have occurred since January 1, 2013, that involved target banks located in the Western U.S. Region (CA, OR, WA, MT, ID, WY, UT, CO, AZ, NM, NV ) that had total assets of $200 million to $300 million and NPA/Assets ratios less than 3.0%, and last twelve month return on average assets greater than 0.50% (the “Comparable Transactions – Regional”). All consideration types were included. The group was also limited to bank holding companies and commercial banks and transactions where pricing was disclosed. This group consisted of the following 10 transactions:

Sorted by date announced

Date Announced	Buyer	St.	Seller	City	St.
06/23/15	Northwest Bancorp.	WA	Fairfield Financial Hldgs Corp	Fairfield	WA
11/19/14	Pacific Continental Corp.	OR	Capital Pacific Bancorp	Portland	OR
10/22/14	Pacific Premier Bancorp	CA	Independence Bank	Newport Beach	CA
02/18/14	CVB Financial Corp.	CA	American Security Bank	Newport Beach	CA
10/21/13	Heritage Oaks Bancorp	CA	Mission Community Bancorp	San Luis Obispo	CA
05/02/13	Sterling Financial Corp.	WA	Commerce National Bk	Newport Beach	CA
03/27/13	Glacier Bancorp Inc.	MT	North Cascades Bancshares Inc.	Chelan	WA
03/12/13	Heritage Financial Corp.	WA	Valley Community Bcshs Inc	Puyallup	WA
03/06/13	Pacific Premier Bancorp	CA	San Diego Trust Bank	San Diego	CA
02/25/13	Glacier Bancorp Inc.	MT	Wheatland Bankshares Inc.	Wheatland	WY

FIG calculated the medians and averages of the following relevant transaction ratios in the Comparable Transactions – National and Comparable Transactions –Regional: the percentage of the offer value to the acquired company’s total assets; the multiple of the offer value to the acquired company’s stated book value; the multiple of the offer value to the acquired company’s tangible book value; and the tangible book value premium to core deposits. FIG compared these multiples with the corresponding multiples for the pending merger based on Glacier’s closing price of $29.39 per share as of July 24, 2015, valuing the consideration for the common stock at $16.3 million, or $988.41 per share. The total consideration that would be received pursuant to the merger agreement is valued at approximately $32.5 million, or $1,974.44 per CBC diluted share. In calculating the multiples for the merger, FIG used CBC’s tangible book value per share, LTM earnings, total assets, and total core deposits as of June 30, 2015. The results of this analysis are as follows:

	Offer Value to			Core Deposit Premium (%)
	Tangible Book Value (%)	LTM Earnings (x)	Total Assets (%)
Cañon Bank Corporation	151.9	14.7	12.9	5.5
Transaction – National Median	153.8	18.4	15.1	8.1
Transactions – Regional Median	140.2	21.4	13.8	6.9

Discounted Cash Flow Analysis

FIG estimated the present value of all shares of CBC common stock by estimating the value of CBC’s estimated future earnings stream beginning in 2015. Reflecting internal projections and FIG estimates based upon discussions with CBC, FIG assumed net income in 2015, 2016, 2017, 2018 and 2019 of $2.011 million, $2.495 million, $2.573 million, $2.702 million, and $2.837 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 14.0%, 15.0%, and 16.0%, respectively. In order to derive the terminal value of CBC’s earnings stream beyond 2019, FIG performed two separate analyses: 1) an acquisition in 2019 at 18.0 times estimated earnings in the terminal year; and 2) an acquisition in 2019 at 1.50 times estimated tangible book value in the terminal year. The present value of these terminal amounts was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of CBC’s common stock. The two analyses and the underlying assumptions yielded a range of value for all shares of CBC’s stock of approximately 1) $1,360.84 per share to $1,847.54 per share, and 2) $1,376.79 per share to $1,946.99 per share, compared to the merger consideration of $1,974.44 per share.

Franchise Valuation

FIG calculated the franchise value of CBC based on the composition of its June 30, 2015 balance sheet. To reach this valuation, Tier 1 Common Capital was added to the Deposit Premium less the Total Credit Mark. In the case of a sale, FIG estimated the potential mark on the loan portfolio to be 2.0% ($3.181 million) and on OREO to be 30.0% ($0.292 million), while adding back reserves of $3.114 million. The tax benefit, using a rate of 35.0%, equals $0.126 million to bring the Total Credit Mark to $0.233 million. The Deposit Premium was calculated by assigning a premium to each account type based on the value each may have to a potential acquirer. The premiums are 0% for certificates of deposit, 4% for savings and money market accounts, 6% for NOW accounts, and 8% for noninterest bearing deposits. This equates to a total deposit premium between 3.0% and 5.0% with a median of 4.55%. Our analysis indicated a median franchise value of $31.444 million, equivalent to $1,908.04 per share, with a range of $1,422.26 to $1,969.15, compared to the merger consideration of $1,974.44 per share.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG determined that the merger consideration is fair, from a financial point of view, to CBC shareholders.

Recommendation of the CBC Board of Directors

The board of directors of CBC has unanimously concluded that the proposed merger as described in the merger agreement is in the best interest of CBC and its shareholders. After carefully considering the proposed merger, the board of directors unanimously recommends that the shareholders of CBC vote “FOR” the approval of the merger agreement.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of CBC with and into Glacier, and immediately thereafter the merger of Cañon National Bank with and into Glacier Bank, Glacier’s wholly-owned subsidiary. Following the merger, Cañon National Bank will operate under the name and as part of “Bank of the San Juans, a division of Glacier Bank.”

In the merger, CBC shareholders will receive a combination of Glacier common stock and cash for their CBC common stock, as described below. See “– Merger Consideration.”

While Glacier and CBC believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “ – Conditions to the Merger” and “ – Regulatory Requirements.”

Merger Consideration

The merger agreement provides that as of the effective date of the merger, each share of CBC common stock will be converted into the right to receive an amount of merger consideration consisting of a combination of Glacier common stock and cash, as described below.

The stock and cash portions of the total merger consideration will be determined in the following manner:

Stock Portion of Merger Consideration

The total stock consideration payable by Glacier is fixed at 554,229 shares of Glacier common stock. The total stock consideration may be adjusted under certain circumstances if the average trading price of Glacier common stock immediately prior to the closing of the merger is above or below specified prices, as described below under “– Termination of the Merger Agreement.”Based on the closing price of Glacier common stock on August 21, 2015, and assuming that the average closing price prior to the closing of the merger, calculated in accordance with the merger agreement, is above $24.92, the number of shares of common stock that Glacier would be required to issue in the merger would be 554,229. See “Questions and Answers – What will CBC shareholders receive in the merger?”

Cash Portion of Merger Consideration

The total cash consideration payable by Glacier is $16,250,000. This amount is subject to reduction, on a dollar for dollar basis, by the amount (if any) by which the “CBC Closing Capital” is less than $21,000,000.

The “CBC Closing Capital” is specifically defined in the merger agreement and is equal to an amount, as of the closing date of the merger, equal to CBC’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, and calculated in the same manner in which CBC’s consolidated tangible equity capital at May 31, 2015 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported in CBC’s or Cañon National Bank’s balance sheet.

If the CBC Closing Capital exceeds $21,000,000, CBC will, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend in the amount of such excess.

The total cash consideration is also subject to reduction to take into account any proposed dissenting shares (shares of CBC common stock as to which shareholders have properly given notice of their intent to assert appraisal rights under Colorado law).

The value of the consideration (in a combination of Glacier common stock and cash) that a CBC shareholder will receive for each share of CBC common stock is the sum of (i) the per-share cash consideration and (ii) the per-share stock consideration. The per-share cash consideration is the amount obtained by dividing the $16,250,000 total cash consideration (subject to adjustment as described above) by the number of shares of CBC common stock outstanding on the effective date of the merger. The per-share stock consideration is the number of shares of Glacier common stock determined by dividing 554,229 (increased or decreased by the adjustments described under “– Termination of the Merger Agreement” below, if the trading price of Glacier common stock immediately prior to the closing of the merger is above or below specified prices) by the number of shares of CBC common stock outstanding on the effective date of the merger.

Assuming for purposes of illustration only that (i) there is no increase or reduction of the cash portion of the merger consideration, and (ii) the average closing price of Glacier common stock immediately prior to the closing of the merger is $26.42 (the closing price for Glacier common stock on August 21, 2015), each share of CBC common stock would receive a value equal to $1,874.56, consisting of $986.04 in cash and 33.6304 shares of Glacier common stock.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of CBC common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the fourth quarter of 2015. Either Glacier or CBC may terminate the merger agreement if the effective date does not occur on or before February 28, 2016.

Letter of Transmittal

Within ten business days prior to the closing of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of CBC common stock. This mailing will contain instructions on how to surrender shares of CBC common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

The merger agreement provides that on or before the effective date of the merger, CBC shall provide to Glacier copies of all CBC common stock certificates marked as cancelled and all CBC shareholders shall provide properly completed and executed letters of transmittal in order to effect the exchange of their shares of CBC common stock for (i) certificates representing Glacier common stock in payment of the stock portion of the merger consideration; (ii) a check, or at the election of the CBC shareholder, a wire transfer (but only if the amount of cash included in such shareholder’s merger consideration exceeds $100,000) in payment of the cash portion of the merger consideration; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any.

If a certificate for CBC common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with CBC, and appropriate and customary identification.

Voting Agreement

Certain of the directors and certain principal shareholders of CBC have entered into voting agreements, dated as of July 30, 2015. In the voting agreements, each signing party agrees, among other things, to vote the shares of CBC common stock that he, she or it owns or controls in favor of the merger agreement. The parties who have entered into these voting agreements are entitled to vote a total of 14,439 outstanding shares of CBC common stock, which is approximately 88% of the total outstanding shares of CBC common stock. Accordingly, shareholder approval of the merger agreement is assured.

Dissenters’ Rights of Appraisal

Under the Colorado Business Corporation Act (“CBCA”), CBC shareholders are entitled to exercise dissenters’ rights and to receive the fair value in cash of their shares of CBC common stock if they fully comply with the provisions of the CBCA relating to dissenters’ rights, if the merger agreement is approved and the merger is consummated. The following summary of the CBCA provisions with respect to dissenters’ rights is qualified in its entirety by reference to those statutes. Shareholders anticipating exercising dissenters’ rights with respect to the merger are strongly encouraged to consult their legal counsel and tax, financial or other appropriate advisors.

The CBCA requires that shareholders be accorded dissenters’ rights in connection with the proposed merger transaction. A copy of the relevant portions of the CBCA, Sections 7-113-101 through 7-113-302 are included as Appendix B. The following discussion of dissenters’ rights is qualified in its entirety by reference to those statutes.

A shareholder may elect to dissent from the proposed merger transaction and, upon consummation of the transaction, to receive the “fair value” of such shareholder’s CBC common stock.

In order to properly exercise dissenters’ rights the shareholder must:

•	Not vote in favor of the merger agreement; and

•	Prior to the time of the vote taken by CBC shareholders, notify CBC of the shareholder’s intent to exercise dissenters’ rights.

Except in certain circumstances specified in the CBCA, a shareholder electing to assert dissenters’ rights must generally assert such rights with respect to all shares of CBC common stock beneficially owned by the shareholder. A notice of intent to demand payment under dissenters’ rights given to CBC shareholders must be in writing. If a shareholder fails to meet the requirements for assertion of dissenters’ rights such shareholder is not entitled to payment for his, her or its shares under the CBCA.

If a shareholder properly asserts dissenters’ rights and the proposed merger is consummated, Glacier, as the surviving corporation in the merger, will send each shareholder who has properly exercised dissenters’ rights a dissenter’s notice, notifying the shareholder of, among other things, the completion of the merger and providing the shareholder instructions for the deposit of certificates representing the dissenter’s shares of CBC common stock and supplying a form for demanding payment. A dissenting shareholder failing to timely demand payment or to deposit certificates representing the dissented shares of CBC common stock is not thereafter entitled to receive payment for his, her or its shares under the CBCA.

Glacier, as the surviving corporation in the merger, is required to pay all dissenting CBC shareholders who have properly and timely exercised dissenters’ rights, deposited certificates and demanded payment of the “fair value” for their shares of CBC common stock. The amount of payment is determined by Glacier and made to dissenting shareholders within time frames specified by the CBCA. If a shareholder is dissatisfied with the amount of the payment determined by Glacier, such shareholder may notify Glacier in writing, within 30 days after Glacier made or offered to make payment, of the shareholder’s own estimate of the fair value of his, her or its shares of CBC common stock and demand payment for such amount (less any payment made by Glacier). Glacier may, after the receipt of such demand, elect to pay the additional amount demanded or, within 60 days following receipt of such demand, commence a legal proceeding for a determination of the “fair value” of the shares.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and CBC, are as follows:

•	approval of the merger agreement by CBC shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	the parties shall have agreed on the amount of the CBC Closing Capital, as defined in the merger agreement; and

•	the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of CBC, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Glacier under the merger agreement are subject to condition that Cañon National Bank’s allowance for possible loan and lease losses is adequate to absorb its anticipated loan losses.

Additionally, either Glacier or CBC may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or CBC may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory approvals and CBC shareholder approval). Either Glacier or CBC may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of CBC. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of CBC shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of the consideration that CBC shareholders will receive in the merger would require further CBC shareholder approval.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or CBC to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before February 28, 2016, then at any time after that date, the board of directors of either Glacier or CBC may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all if its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by CBC shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

Glacier Average Closing Price Greater than $33.72. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $33.72.

If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $33.72, CBC may elect, within three business days of its receipt of such notice, to accept an adjustment to the total stock consideration through the issuance of fewer Glacier shares; in such event, the total stock consideration will be the number of Glacier shares equal to the quotient obtained by dividing $18,689,000 by the Glacier average closing price. If CBC makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

Glacier Average Closing Price Less than $24.92. By specific action of its board of directors, CBC may terminate the merger agreement if the Glacier average closing price is less than $24.92.

If CBC provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $24.92, Glacier may elect, within three business of its receipt of such notice, to adjust the total stock consideration through the issuance of additional Glacier shares so that the total stock consideration issued in the merger is equal to the quotient obtained by dividing $13,811,000 by the Glacier average closing price. If Glacier elects to increase the number of shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the total stock consideration has been adjusted.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the CBC board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether the CBC board of directors recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if CBC shareholders elect not to approve the merger agreement.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the States of Montana or Colorado to restrain or invalidate the merger or the merger agreement.

Superior Proposal – Termination by CBC. CBC may terminate the merger agreement if its board of directors determines in good faith that CBC has received a “Superior Proposal” as defined in the merger agreement. This right is subject to the requirement that CBC may terminate the merger agreement only if CBC (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and (ii) subsequent to delivering the notice of termination to Glacier, CBC intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) CBC has provided Glacier with at least five days prior written notice that CBC intends to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Glacier and CBC) in such a manner as would enable CBC to proceed with the merger and (iv) simultaneously upon entering into a letter of intent or agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if (i) an “Acquisition Event” (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to CBC or its shareholders to engage in, or has entered into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved at the special meeting of CBC shareholders.

Termination Fees

Subject to certain exceptions, CBC will pay Glacier a termination fee of $300,000 if Glacier terminates the merger agreement based on a CBC breach of its representations or breach of its covenants and Glacier will pay CBC a termination fee of $300,000 if CBC terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

Break-Up Fee

If the merger agreement is terminated because (i) the CBC board of directors fails to recommend shareholder approval of the merger agreement or modifies, withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) CBC terminates the merger agreement after receiving a “Superior Proposal” (as defined in the merger agreement) and Glacier declines the opportunity to amend the terms of the merger agreement to enable CBC’s board of directors to proceed with the merger; or (iii) Glacier terminates the merger agreement after CBC’s receipt of a Superior Proposal followed by an immediate Acquisition Event (as defined in the merger agreement), then CBC will immediately pay Glacier a break-up fee of $1,625,000. If the merger agreement is terminated by Glacier due to CBC’s receipt of a proposal to enter into an Acquisition Event and the merger agreement is not approved at the CBC special shareholders’ meeting, and prior to or within six months after such termination, CBC or Cañon National Bank enters into an agreement, or publicly announces an intention to engage in an Acquisition Event, or within 12 months after such termination an Acquisition Event has occurred, then CBC will promptly pay Glacier the break-up fee of $1,625,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and CBC will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, CBC will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, CBC will refrain from engaging in various activities such as:

•	effecting any stock split or other recapitalization with respect to CBC or Cañon National Bank, or pledging or encumbering any shares of CBC or Cañon National Bank stock;

•	other than as permitted by the merger agreement, declaring or paying any dividends, or making any other distributions with respect to shares of CBC or assets of CBC;

•	acquiring, selling, transferring assigning or encumbering or otherwise disposing of any material assets having a value greater than $100,000, or making any material commitment other than in the ordinary course of business;

•	soliciting or accepting deposit accounts of a different type from accounts previously accepted by Cañon National Bank or at rates materially in excess of prevailing interest rates, or, other than as permitted by the merger agreement, incurring any indebtedness for borrowed money;

•	offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by Cañon National Bank, or offering or making a new loan or extension of credit in an amount greater than $1,000,000 without prior consultation with Glacier, which consultation will not be unreasonably withheld or delayed and which will be deemed provided if Glacier has not responded to such request within 3 business days after Glacier’s receipt of a loan package concerning the loan at issue;

•	making any negative provisions to the ALLL or failing to maintain an adequate reserve for loan and lease losses;

•	other than as permitted by the merger agreement, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation and providing specified information and notices to Glacier;

•	other than as permitted by the merger agreement, entering into, renewing, amending or terminating any contracts calling for a payment of more than $25,000, with a term of one year or more;

•	other than as permitted by the merger agreement, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

•	other than as permitted by the merger agreement, entering into any personal services contract;

•	selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

•	other than as permitted by the merger agreement, implementing or adopting any material changes in its operations, policies or procedures;

•	other than in accordance with binding existing commitments, making capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate; and

•	entering into material transactions or making any material expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

Cañon National Bank Management and Operations After the Merger

Immediately following the merger of CBC with and into Glacier, Cañon National Bank will be merged with and into Glacier Bank. It is anticipated that the former Cañon National Bank branches will merge with and operate after the closing as “Bank of the San Juans, a division of Glacier Bank, (referred to as the “Division”) consistent with Glacier’s organizational structure.

As described below under “Interest of Certain Persons in the Merger,” Mr. William Faris, President of Cañon National Bank and a director of CBC, has entered into an employment agreement with Glacier Bank, effective upon closing of the merger, pursuant to which he will serve as Executive Vice President and Regional Market President of Bank of the San Juans, a division of Glacier Bank.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s current personnel policies and benefits will apply to any employees of CBC and Cañon National Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly-situated employees of Glacier. For purposes of such participation, current employees’ prior service with CBC and/or Cañon National Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting, including vacation time and participation and benefits under the applicable Glacier or Glacier Bank severance plan for employees in effect at the time of any termination.

Interests of Certain Persons in the Merger

Certain members of the CBC board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of CBC generally. The CBC board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

Stock Ownership. CBC directors, executive officer and their spouses beneficially owned, as of the record date for the special meeting, 7,046 shares of CBC common stock, representing approximately 42.75% of all outstanding shares of CBC common stock. The directors and executive officers of CBC will receive the same consideration in the merger for their shares as other shareholders of CBC.

Voting Agreement. Certain of the directors and certain principal shareholders of CBC have entered into voting agreements, dated as of July 30, 2015. Pursuant to the voting agreements, each signing person agrees to vote the shares of CBC common stock that he, she or it owns or controls in favor of the merger. A total of 14,439 outstanding shares, or approximately 88% of the outstanding shares of CBC common stock, are covered by the voting agreements. Accordingly, shareholder approval of the merger is assured.

Cañon National Bank Director Non-Competition Agreement. Each member of the board of directors of Cañon National Bank has entered into a non-competition agreement with Glacier, CBC and Cañon National Bank. Except under certain limited circumstances, the non-competition agreement prohibits such directors from becoming involved in a business competing with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within the Colorado counties of Fremont, Pueblo, El Paso, Moffat, La Plata, Mesa, Routt, Rio Blanco, Archuleta or any other county in the State of Colorado where Glacier or Glacier Bank has a commercial banking office as of the date of the execution of the covenant not to compete. The term of the non-competition agreement commences upon the effective date of the merger and continues until the later of (i) two years following the closing of the merger or (ii) two years following termination of such director’s service on the board of directors of the Division.

Employment Agreement. Glacier Bank has entered into an employment agreement with William Faris, President of Cañon National Bank and a director of CBC. The employment agreement is effective on (and conditioned upon) the closing of the merger, and is for a term of three years. The agreement provides that Mr. Faris’ title will be Executive Vice President & Regional Market President of Bank of San Juans, a division of Glacier Bank. Mr. Faris will receive an annualized base salary of $180,000, and will be entitled to participate in Glacier Bank’s profit-sharing and LTIP plans, as well as any group life insurance, disability, health and accident insurance plans, and other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If Mr. Faris’ employment is terminated for Cause or he terminates his employment without Good Reason (as such terms are defined in the employment agreement), Glacier Bank will pay him the salary earned and expenses reimbursable incurred through the date of termination.

If Mr. Faris’ employment is terminated without Cause or he terminates employment with Good Reason, then contingent upon his execution of a release of claims, Glacier Bank will pay him a lump sum payment equal to the amount of annualized base salary remaining to be paid under the term of the employment agreement.

The employment agreement provides that during the term of the agreement and for a period after employment with Glacier Bank has ended, Mr. Faris will not (i) engage in any activity in Fremont, Pueblo or El Paso counties in Colorado, or any other county in Colorado into which Glacier or Glacier Bank expands its business during the term of the agreement, that is competitive with the business of Glacier or Glacier Bank, or (ii) persuade or entice, or attempt to persuade or entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any person or entity to terminate its business relationship with Glacier or Glacier Bank.

Change in Control Benefits. Two executive officers of Cañon National Bank are currently parties to employment agreements with Cañon National Bank that provide for severance payments in the event of a change in control of Cañon National Bank. The employment agreement with Mr. William Faris, President of Cañon National Bank and a director of CBC, provides that if a Change of Control (as defined in the employment agreement) occurs during any term of Mr. Faris’ employment, Cañon National Bank will pay him a severance payment equal to three times his then applicable annual salary whether he is employed by the transferee (acquiring bank) or not, to be paid in substantially equal installments over 12 months. The employment agreement with Mr. James Hawkins, Senior Vice President and Chief Financial Officer of Cañon National Bank, provides that if a Change of Control (as defined in the employment agreement) occurs during any term of Mr. Hawkins’ employment, Cañon National Bank will pay him a severance payment equal to one year of his then applicable annual salary, but only if he is not employed for at least 30 days after the Change of Control.

Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of CBC and Cañon National Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of CBC and Cañon National Bank, as applicable.

The merger agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable best efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

Regulatory Requirements

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Federal Reserve Bank of Minneapolis, the Federal Deposit Insurance Corporation, the State of Colorado Division of Banking and the Commissioner of the Montana Division of Banking and Financial Institutions.

Material Federal Income Tax Consequences of the Merger

This section describes the anticipated material United States federal income tax consequences of the merger of CBC with and into Glacier (“Holding Company Merger”), and the contemporaneous merger of Cañon National Bank with and into Glacier Bank (“Bank Merger”), to U.S. holders of CBC common stock who exchange shares of CBC common stock for a combination of shares of Glacier common stock and cash pursuant to the mergers.

For purposes of this discussion, a U.S. holder is a beneficial owner of CBC common stock who for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds CBC common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding CBC common stock, you should consult your tax advisor.

This discussion addresses only those CBC shareholders that hold their CBC common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular CBC shareholders in light of their individual circumstances or to CBC shareholders that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons who hold CBC common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	foreign persons; and

•	shareholders who acquired their shares of CBC common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

In connection with the filing of the registration statement of which this document is a part, Garlington, Lohn & Robinson, PLLP, special tax counsel to Glacier, has delivered an opinion to Glacier to the effect that the Holding Company Merger and the Bank Merger will for federal income tax purposes qualify as reorganizations within the meaning of Internal Revenue Code Section 368(a); and both Glacier and CBC expect to report the mergers accordingly on their federal income tax returns. The opinion is based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Glacier, CBC, Glacier Bank and Cañon National Bank. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinion. The opinion is not binding on the Internal Revenue Service or the courts. Glacier and CBC have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequence of the mergers. Accordingly, each CBC shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of CBC Common Stock. If the Holding Company Merger is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences are as follows:

•

CBC shareholders will exchange all of their CBC common stock for a combination of Glacier common stock and cash in the Holding Company Merger. Accordingly, holders of CBC common stock will recognize gain in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by a holder of CBC common stock exceeds such holder’s cost basis in its CBC common stock, and (2) the amount of cash received by such holder of CBC common stock (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”);

•	a CBC shareholder’s aggregate tax basis in the Glacier common stock received in the Holding Company Merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s CBC common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized; and

•	the holding period of Glacier common stock received in exchange for shares of CBC common stock will include the holding period of the CBC common stock for which it is exchanged.

If holders of CBC common stock acquired different blocks of CBC common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of CBC common stock and such holders’ basis and holding period in their shares of Glacier common stock may be determined with reference to each block of CBC common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of CBC common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that holders of CBC common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their CBC common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of CBC common stock is generally taxed at preferential rates. In addition such gain may be subject to the 3.8% Unearned Income Medicare Contribution Tax on net investment income. In some cases, if a holder actually or constructively owns Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of CBC common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of CBC common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. As a result, a holder of CBC common stock will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a holder of CBC common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Reporting Requirements. CBC shareholders who are “significant holders” are required to file a statement with their U.S. federal income tax return setting forth certain information, including, but not limited to, their tax basis (determined immediately before the Merger) in the CBC common stock exchanged in the Merger and the fair market value (determined immediately before the Merger) of the CBC common stock exchanged in the Merger. For these purposes a “significant holder” is a holder of CBC common stock who immediately before the Merger (i) owned at least 1% of the total outstanding stock of CBC by vote or value or (ii) owned stock of CBC with a tax basis of at least $1 million. All CBC shareholders will be required to retain permanent tax records of the basis of CBC common stock exchanged and the Glacier common stock and cash received in the Merger.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of CBC will be accounted for using the acquisition method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the acquisition method of accounting, the assets and liabilities of CBC will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of CBC will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING CAÑON BANK CORPORATION

General

CBC is a Colorado corporation formed in 2002 for the purpose of acquiring the stock of Cañon National Bank and becoming the holding company for Cañon National Bank. CBC is registered with the Board of Governors of the Federal Reserve System as a bank holding company. CBC has no substantial operations separate or apart from Cañon National Bank.

The principal offices of CBC are located at 816 Royal Gorge Blvd., Cañon City, Colorado 81212.

Cañon National Bank is a national banking association which commenced operations in 1974. It is headquartered in Cañon City, Colorado. As of June 30, 2015, Cañon National Bank had total assets of approximately $253 million, total gross loans of approximately $159 million, total deposits of approximately $225 million and approximately $21.4 million of shareholders’ equity.

Market Area

Cañon National Bank operates nine branches located in Cañon City, Florence, Pueblo, Pueblo West, Colorado City, and Colorado Springs, Colorado. Its principal market area consists of Fremont, Pueblo, and El Paso Counties in Colorado.

Lending Activities

Cañon National Bank’s principal business is to accept deposits from the public and to make loans and make loans and other investments. To develop business, the bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. Cañon National Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, Cañon National Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. Cañon National Bank offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

At June 30, 2015, Cañon National Bank’s consolidated total gross loan portfolio was approximately $159 million, representing approximately 61% of its total assets. As of such date, Cañon National Bank’s loan portfolio consisted of 21% 1-4 family real estate secured loans, 63% commercial real estate secured loans (excluding construction and land development loans), 5% real estate construction and land development loans, 9% commercial loans, 1% installment or consumer loans and 1% commercial leases.

Deposit and Banking Services

Customers of Cañon National Bank are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Colorado, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

Cañon National Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized businesses. The primary sources of core deposits are residents of Cañon National Bank’s primary market area and businesses and their employees located in that area. Cañon National Bank also obtains deposits through personal solicitation by the bank’s officers and directors and through local advertising. For the convenience of its customers, Cañon National Bank offers drive-through banking facilities, automated teller machines, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. The bank’s services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

CBC and Cañon National Bank Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2014, 2013 and 2012 and for the six months ended June 30, 2015 are derived from unaudited financial statements of CBC on a consolidated basis:

CBC

Balance Sheet

$000’s

	June 30, 2015	Year Ended December 31,
		2014	2013	2012
Cash and Due from Banks	12,223	12,150	15,410	12,218
Fed Funds	1,000	0	0	0
Certificates of deposit	0	0	0	0
Securities	74,518	80,767	86,054	84,959
Gross Loans	159,043	150,139	136,704	122,693
Allowance for Loan Loss	3,114	2,943	3,012	3,295
Net Loans	155,929	147,196	133,692	119,398
Premises & Fixed Assets	6,391	6,608	6,579	6,350
Other Assets	2,992	3,118	4,970	4,863
Total Assets	253,053	249,839	246,705	227,788
Deposits	224,606	221,867	219,340	201,319
Fed Funds & Repos	0	0	0	0
Borrowings	6,012	6,338	5,600	5,784
Other Liabilities	1,016	1,478	1,605	991
Total Liabilities	231,634	229,683	226,545	208,094
Equity	21,419	20,156	20,160	19,694
Total Liabilities and Shareholder Equity	253,053	249,839	246,705	227,788

CBC

Income Statement

$000’s

	Six Months Ended June 30, 2015	Year Ended December 31,
		2014	2013	2012
Interest Income	5,653	10,673	9,760	10,029
Interest Expense	442	1,140	1,500	2,052
Net Interest Income	5,211	9,533	8,260	7,977
Loan Loss Provision	0	0	0	0
Non-interest Income	1,238	2,007	2,424	1,036
Non-interest Expense	4,595	9,011	8,514	8,778
Pre-Tax Income	1,854	2,529	2,170	235
Taxes	605	616	813	131
Net Income	1,249	1,913	1,357	104

Competition

Cañon National Bank experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than Cañon National Bank.

Cañon National Bank also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of Cañon National Bank’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than Cañon National Bank and some of them are not subject to the same degree of regulation as Cañon National Bank.

Employees

As of June 30, 2015, Cañon National Bank had 77 full-time and 17 part-time employees. CBC has no employees. Cañon National Bank believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

Cañon National Bank conducts operations from the following locations:

•	3204 W. Colorado Ave., Colorado Springs, CO 80904

•	518 North Chelton Road, Colorado Springs, CO 80909

•	2101 Fremont Drive, Cañon City, CO 81212

•	816 Royal Gorge Blvd., Cañon City, CO 81212

•	100 E. Main Street, Florence, CO 81226

•	401 E. Main Street, Florence, CO 81226

•	1 North parkway, Colorado City, CO 81002

•	2 Amherst Ave., Pueblo, CO 81005

•	76 East Dunlap Dr., Pueblo, CO 81007

•	101 W. 5th Street, Pueblo, CO 81003

•	703 Royal Gorge Blvd., Cañon City, CO 81212

All of the foregoing properties are owned except for 401 E. Main Street, Florence, Colorado, which is leased.

Legal Proceedings

From time to time, litigation arises in the normal conduct of CBC’s business. CBC, however, is not currently involved in any litigation that management of CBC believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of CBC

The following table shows, as of June 30, 2015, the beneficial ownership of CBC common stock by (i) each person known by CBC to be the beneficial owner more than 5% of CBC’s outstanding common stock, (ii) each of CBC’s directors and executive officers; and (iii) all of CBC’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned (1)	Percentage of Class(2)
Directors and Executive Officers
Daniel Tanner, Chairman & President	3,255	19.75%
Darryn Biggerstaff, Director & Secretary	3,714	22.53%
Ernest J. Panasci, Director	0	0
William Faris, Director	77	0.47%

All Directors and Executive Officers as a group (4 persons)	7,046	42.75%

Other 5% Holders
Heather L. Cost Trust (Aug. 21, 2009)	2,588	15.70%
Hayley Biggerstaff	2,588	15.70%
Phyllis A. Reynolds Irrevocable Trust	2,200	13.35%

(1)	Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares owned with a spouse.
(2)	Based on 16,480 shares of CBC common stock outstanding as of June 30, 2015.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and CBC Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND CBC COMMON STOCK

Montana law and Glacier’s articles of incorporation and bylaws govern the rights of Glacier’s shareholders and will govern the rights of CBC’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of CBC’s shareholders are currently governed by Colorado law and by CBC’s articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Glacier and CBC shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the respective laws of Montana and Colorado. See also “Where You Can Find More Information About Glacier.”

General

Under its articles of incorporation, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under its articles of incorporation, CBC’s authorized capital consists of 1,000,000 shares of common stock, without par value, and 1,000,000 shares of preferred stock, par value $1.00 per share.

The following is a more detailed description of Glacier’s and CBC’s capital stock.

Common Stock

As of June 30, 2015, there were 75,531,258 shares of Glacier common stock issued and outstanding, in addition to (i) options for the purchase of 1,000 shares of Glacier common stock, and (ii) 194,548 shares of unvested restricted stock awards, under Glacier’s employee and director equity compensation plans.

As of June 30, 2015, there were 16,480 shares of CBC common stock issued and outstanding.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

As of the date of this proxy statement/prospectus, CBC had no shares of preferred stock issued. The CBC board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the CBC board of directors may determine.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on CBC common stock as and when declared by the CBC board of directors out funds legally available for the payment of dividends. CBC’s payment of dividends is generally subject to the same considerations described above with respect Glacier.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and CBC common stock, with each share being entitled to one vote.

The articles of incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. The articles of incorporation of CBC provide that shareholders do not have cumulative voting rights in the election of directors or for any other purpose.

Preemptive Rights

Neither Glacier’s nor CBC’s shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If CBC is liquidated, the holders of CBC common stock are entitled to share, on a pro rata basis, CBC’s remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of CBC common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws.

The Colorado Business Corporation Act (“CBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by the shareholders at a meeting at which a quorum exists. The bylaws of CBC provide that the directors may amend or repeal the bylaws, unless the articles of incorporation of applicable Colorado law reserve such power exclusively to the shareholders, or the shareholders, in amending or repealing a particular bylaw provision, provide expressly that the directors may not amend or repeal such bylaw. The shareholders may amend or repeal the bylaws even though the bylaws may also be amended or repealed by the directors.

Approval of Certain Transactions

The MBCA does not contain any “anti-takeover” provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier’s articles of incorporation contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

CBC’s articles of incorporation do not contain any anti-takeover provisions.

Board of Directors – Number of Directors

Glacier’s articles of incorporation provide that the number of directors may not be less than seven or more than 17. Glacier’s board currently consists of 10 members, each of whom is currently serving an annual term.

CBC’s bylaws provide that the number of directors shall be fixed by resolution of the board of directors from time to time. The board of directors of CBC currently consists of four members, each of whom is currently serving an annual term.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

Glacier’s articles of incorporation provide that the personal liability of directors and officers for monetary damages shall be eliminated to the full extent permitted by the MBCA.

Under the CBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or at least not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Colorado law requires indemnification if the director or officer is wholly successful on the merits of the action. CBC’s articles of incorporation and bylaws provide that CBC shall indemnify its directors to the full extent permitted by the CBCA, provided, however, that such indemnification shall not apply to expenses, penalties, or other payment incurred in connection with an administrative proceeding or action instituted by a federal or state of Colorado bank regulatory agency, which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by such person in the form of payments to CBC, and further provided that CBC shall in no event pay for or reimburse expenses incurred by a director who is a party to an administrative proceeding or action instituted by a regulatory agency in advance of the final disposition of such proceeding.

CBC’s articles of incorporation provide that to the fullest extent permitted by the CBCA, a director shall not be liable to CBC or its shareholders for monetary damages for breach of fiduciary duty as a director.

Potential “Anti-Takeover” Provisions

Glacier’s articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions consist of a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier’s shareholders.

CBC’s articles of incorporation do not contain “anti-takeover” provisions.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C, Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2015;

•	Proxy Statement for Glacier’s 2015 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed January 6, 2015; February 3, 2015; March 3, 2015; April 23, 2015; May 1, 2015; June 22, 2015; July 1, 2015; July 23, 2015; and July 31, 2015 (other than the portions of those documents not deemed to be filed)

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of CBC, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information About Glacier” in the forepart of this document.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                  [        ], 2015. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to CBC shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

Appendix A

PROJECT ROYAL

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

CAÑON BANK CORPORATION AND

CAÑON NATIONAL BANK

DATED AS OF JULY 30, 2015

A-i

SECTION 6. DIRECTORS, OFFICERS AND EMPLOYEES		39

6.1	Director and Shareholder Agreements	39
6.2	Employee Benefit Issues	39
6.3	Indemnification of Directors and Executive Officers	39

SECTION 7. TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION		40

7.1	Termination by Reason of Lapse of Time	40
7.2	Termination Due To GBCI Average Closing Price Greater Than $33.72	40
7.3	Termination Due To GBCI Average Closing Price Less than $24.92	41
7.4	Other Grounds for Termination	41
7.5	Termination Fee Payable By CBC	43
7.6	Termination Fee Payable By GBCI	43
7.7	Break-Up Fee	43
7.8	Cost Allocation Upon Termination	43

SECTION 8. MISCELLANEOUS		43

8.1	Notices	43
8.2	Waivers and Extensions	44
8.3	Construction and Execution in Counterparts	45
8.4	Survival of Representations, Warranties, and Covenants	45
8.5	Attorneys’ Fees and Costs	45
8.6	Arbitration	45
8.7	Governing Law and Venue	45
8.8	Severability	46
8.9	No Assignment	46
8.10	Time of the Essence	46

SECTION 9. AMENDMENTS		46

A-ii

List of Schedules and Exhibits

SCHEDULES:

Schedule 3.1.1	Offices of CBC/the Bank

Schedule 3.1.2	Third Party Consents Required by CBC/the Bank

Schedule 3.1.3	Capital Stock – CBC/the Bank

Schedule 3.1.3(i)	Subsidiaries; Investments

Schedule 3.1.5	Financial Statements

Schedule 3.1.6	Properties

Schedule 3.1.7	Environmental Matters

Schedule 3.1.8	Absence of Regulatory Action

Schedule 3.1.10	Material Contracts

Schedule 3.1.15	Asset Classifications

Schedule 3.1.16	Litigation

Schedule 3.1.17	Insurance Policies

Schedule 3.1.19	Benefit Plans

EXHIBITS:

Exhibit A	Transaction Related Expenses

Exhibit B	Director and Shareholder Parties to Recital F

A-iii

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.,

GLACIER BANK,

CAÑON BANK CORPORATION AND CAÑON NATIONAL BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of July 30, 2015, is made by and between GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK, CAÑON BANK CORPORATION (“CBC”) and CAÑON NATIONAL BANK (the “Bank”).

PREAMBLE

The management and boards of directors of GBCI and CBC believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

RECITALS

A.	The Parties.

(1)	GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2)	Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana and operates thirteen (13) separately branded banking divisions (the collectively, the “Glacier Bank Divisions”).

(3)	CBC is a corporation duly organized and validly existing under Colorado law and is a registered bank holding company under the BHC Act. CBC’s principal office is located in Cañon City, Colorado.

(4)	The Bank is a national banking association, duly organized and validly existing under the federal laws of the United States of America and wholly owned subsidiary of CBC. The Bank’s principal office is located in Cañon City, Colorado. In addition to its principal office, the Bank maintains branch offices in Cañon City, Florence, Pueblo, Pueblo West, Colorado City and Colorado Springs, Colorado.

B.	The Transaction. On the Effective Date, (i) CBC will merge with and into GBCI, with GBCI as the surviving entity, (ii) immediately thereafter the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI, and (iii) the former branches of the Bank will merge with and operate under Glacier Bank’s division, Bank of the San Juans, as a division of Glacier Bank (the “Division”).

C.	Board Approvals. The respective boards of directors of GBCI, Glacier Bank, CBC and the Bank have approved this Agreement and authorized its execution and delivery.

D.	Other Approvals. The Merger is subject to:

(1)	Satisfaction of the conditions described in this Agreement;

(2)	Approval of this Agreement and/or the Merger by CBC’s shareholders; and

(3)	Approval or acquiescence, as appropriate, of the Transaction by the Federal Deposit Insurance Corporation (“FDIC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Office of the Comptroller of the Currency (“OCC”), the Colorado Division of Banking, the Commissioner of the Montana Division of Banking and Financial Institutions and any other agencies having jurisdiction over the Transaction.

E.	Employment Agreement. Glacier Bank has entered into an employment agreement, to be effective as of the Effective Date with William Faris.

F.	Director and Shareholder Agreements. In connection with the parties’ execution of this Agreement, the parties set forth on the attached Exhibit B have entered into agreements pursuant to which, among other things, each agrees to vote his, her or its shares of CBC Stock in favor of the actions contemplated by this Agreement and the directors of the Bank have entered into agreements pursuant to which they agree to refrain from competing with GBCI and/or Glacier Bank and their respective successors for a period of time.

G.	Fairness Opinion. CBC has received from FIG Partners LLC an opinion to the effect that the Merger Consideration is fair from a financial point of view to CBC’s shareholders.

H.	Bank Merger Agreement. Concurrent with the parties’ execution of this Agreement, the Bank and Glacier Bank have entered into a merger agreement providing for the Bank Merger (the “Bank Merger Agreement”).

I.	Intention of the Parties – Tax Treatment. The parties intend that the Transaction shall qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368 of the Code.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, CBC and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (i) a merger, consolidation or similar transaction involving CBC, its Subsidiaries or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of CBC or any of its Subsidiaries representing 25% or more of the consolidated assets of CBC and its Subsidiaries, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of CBC or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.10.

“Agreement” means this Plan and Agreement of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Asset Classification” has the meaning assigned to such term in Section 3.1.15(i).

“Bank” means Cañon National Bank, a national banking association that has its principal office in Cañon City, Colorado and is wholly owned by CBC.

“Bank Financial Statements” means the Bank’s (i) unaudited financial statements as of December 31, 2012, 2013 and 2014, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2012, 2013, and 2014; (ii) unaudited financial statements as of June 30, 2015, and the related statements of income, cash flows and changes in shareholders’ equity for such quarter and (iii) the Subsequent Bank Financial Statements.

“Bank Merger” means the merger of the Bank with and into Glacier Bank.

“Bank Merger Agreement” has the meaning assigned to such term in Recital H.

“BHC Act” has the meaning assigned to such term in Recital A.

“Break-Up Fee” has the meaning assigned to such term in Section 7.7.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana and the State of Colorado are required by law to remain closed.

“CBC” is Cañon Bank Corporation, a Colorado corporation that has its principal place of business in Cañon City, Colorado and that is a bank holding company registered pursuant to the BHC Act.

“CBCA” means the Colorado Business Corporation Act, as amended.

“CBC Capital” means CBC’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which CBC’s consolidated tangible equity capital at May 31, 2015 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on CBC’s or the Bank’s balance sheet. In calculating CBC Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the individual Maximum Transaction Expense Amounts will not be taken into account.

“CBC Closing Capital” has the meaning assigned to such term in Section 4.12.

“CBC Contracts” has the meaning assigned to such term in Section 3.1.2(ii).

“CBC Financial Statements” means CBC’s (i) audited consolidated financial statements as of December 31, 2012, 2013 and 2014, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2012, 2013, and 2014; (ii) unaudited financial statements as of June 30, 2015, and the related statements of income, cash flows and changes in shareholders’ equity for such quarter and (iii) the Subsequent CBC Financial Statements.

“CBC Meeting” has the meaning assigned in Section 4.2.2.

“CBC Stock” means the shares of CBC common stock, no par value per share, issued and outstanding from time to time.

“Certificate” has the meaning assigned to such term in Section 1.6.1.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means the positive or negative difference between the CBC Closing Capital and $21,000,000.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.19(ii).

“Daily Closing Price” has the meaning assigned to such term in Section 1.3(i).

“Determination Date” has the meaning assigned to such term in Section 1.3(ii).

“Dissenting Shares” means the shares of CBC Stock held by those shareholders who have timely and properly exercised their dissenters’ rights in accordance with Appraisal Laws.

“Division” has the meaning assigned to such term in Recital B.

“Effective Date” means the date on which the Effective Time takes place.

“Effective Time” means the time the Merger becomes effective under the MBCA and CBCA.

“Employees” has the meaning assigned to such term in Section 3.1.19(ii).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7(i)(2).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to CBC, any other entity that is considered one employer with CBC under Section 4001 of ERISA or Section 414 of the IRC.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5(ii).

“Exchange Agent” means American Stock Transfer and Trust Co.

“Exchange Fund” has the meaning assigned to such term in Section 1.4.

“Execution Date” means the date of this Agreement.

“Executive Officers,” with respect to GBCI and/or Glacier Bank means Michael J. Blodnick and Ronald Copher.

“Executive Officers,” with respect to CBC means Daniel Tanner, William Faris and Darryn Biggerstaff.

“Fairness Opinion” has the meaning assigned to such term in Section 5.2.15

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.13.

“GAAP” means United States generally accepted accounting principles.

“GBCI” is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

“GBCI Average Closing Price” has the meaning assigned to such term in Section 1.3(iii).

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s (i) audited consolidated balance sheets as of December 31, 2013 and 2014 and the related audited consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2013 and 2014; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following June 30, 2015 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and shareholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of CBC Stock as the Total Stock Amount.

“Glacier Bank Divisions” has the meaning assigned to such term in Recital A.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.7(i).

“Independent Accountants” has the meaning assigned to such term in Section 0.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” has the following meanings: (i) CBC will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of CBC or the Bank has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of CBC’s and the Bank’s business that are under such individual’s general area of responsibility; and (ii) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s business that are under such individual’s general area of responsibility.

“Letter of Transmittal” has the meaning set forth in Section 1.6.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (i) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (ii) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (iii) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (a) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (b) acts of terrorism or war; (c) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP; (d) any modifications or changes made by CBC to its or the Bank’s general business practices or policies at the request of GBCI so as to be consistent with the practices or policies of GBCI; or (e) actions or omissions of a party taken with the prior consent of the other, in contemplation of the Transaction as required or permitted hereunder, as required under any regulatory approval received in connection with the Transaction or which have been waived in writing by the other party.

“Material Contract” has the meaning assigned to such term in Section 3.10.1.

“Maximum Transaction Expense Amounts” has the meaning assigned to such term in Exhibit A.

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger Consideration” means the aggregate consideration contemplated by Section 1.1.

“Merger” means the merger of CBC with and into GBCI.

“OCC” means the Office of the Comptroller of the Currency.

“Pension Plan” has the meaning assigned to such term in Section 3.1.19(iii).

“Per Share Cash Consideration” has the meaning assigned to such term in Section 1.2.2(i).

“Per Share Stock Consideration” has the meaning assigned to such term in Section 1.2.2(ii).

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.19(i).

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to CBC, Real Property.

“Proposed Dissenting Shares” means those shares of CBC Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Section 7-113-202 of the CBCA.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of CBC in connection with their consideration and approval of the Merger.

“Real Property” means any real property that CBC or the Bank owns in fee title, other than “other real estate owned.”

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(i).

“Reports” has the meaning assigned to such term in Section 3.1.5(ii).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning assigned to such term in Section 3.1.5(ii).

“Securities Laws” has the meaning assigned to such term in Section 3.1.5(ii).

“Subject Property” has the meaning assigned to such term in Section 3.1.7(i)(1).

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsequent CBC Financial Statements” means CBC’s unaudited consolidated and parent-only balance sheets and related consolidated statements of income and shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party owns, directly or indirectly, the majority of outstanding capital stock or voting power.

“Superior Proposal” means, with respect to CBC and/or the Bank, any Acquisition Proposal made by a Person other than GBCI or its Subsidiary (A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving CBC or the Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of CBC or the Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a Person of beneficial ownership of 50% or more of the CBC Stock or the Bank’s outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of CBC in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Section 7.

“Title Companies” has the meaning assigned to such term in Section 4.1.11.

“Total Cash Consideration” has the meaning assigned to such term in Section 1.1(i).

“Total Stock Consideration” has the meaning assigned to such term in Section 1.1(ii).

“Trading Day” has the meaning assigned to such term in Section 1.3(iv).

“Transaction” means the Merger and the Bank Merger.

“Transaction Related Expenses” means the payments and obligations related to the Transaction as more fully described on Exhibit A hereto. Transaction Related Expenses shall not include any payments or obligations not otherwise listed on Exhibit A.

“401(k) Plan” means the Cañon National Bank 401(k) and Profit Sharing Plan, as amended.

SECTION 1.

TERMS OF TRANSACTION

1.1	Effect of Merger. Upon Closing of the Merger, pursuant to the provisions of the MBCA and CBCA, all shares of CBC Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares, will, by virtue of the Merger and without any action on the part of any holder of shares of CBC Stock, be converted into the right to receive in the aggregate (collectively, the “Merger Consideration”):

(i)	$16,250,000, minus the Closing Capital Differential, to the extent it is negative (the “Total Cash Consideration”); and

(ii)	554,229 shares of GBCI Common Stock (the “Total Stock Consideration”), which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2. If GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Effective Date, the Total Stock Consideration will be adjusted accordingly.

Immediately following the Merger, pursuant to the Bank Merger Agreement, the Bank will be merged into Glacier Bank, with Glacier Bank as the resulting bank.

1.2	Merger Consideration. Subject to the provisions of this Agreement, on the Effective Date:

1.2.1	Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of GBCI.

1.2.2	Outstanding CBC Stock. Each share of CBC Stock issued and outstanding on the Effective Date, excluding Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI a unit consisting of (i) the Per Share Cash Consideration and (ii) the Per Share Stock Consideration. For purposes of this Agreement, the following terms have the following meanings:

(i)	“Per Share Cash Consideration” means (a) $16,250,000 divided by (b) the number of shares of CBC Stock outstanding on the Effective Date.

(ii)	“Per Share Stock Consideration” means (a) the number of shares of GBCI Common Stock determined by dividing the Total Stock Consideration by the number of shares of CBC Stock outstanding on the Effective Date.

1.3	No Fractional Shares. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of CBC Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends. For purposes of this Agreement, the following terms have the following meanings:

(i)	“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

(ii)	“Determination Date” means the tenth (10th) day immediately preceding the Effective Date.

(iii)	“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the twenty (20) Trading Days immediately preceding the Determination Date.

(iv)	“Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Market.

1.4	Payment to Dissenting Shareholders. Proposed Dissenting Shares shall have the rights provided by the CBCA.

1.5	Deposit of Cash and Shares. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing CBC Stock, for exchange in accordance with this Section 1.4, (i) certificates representing the GBCI Shares for payment of the Per Share Stock Consideration; (ii) the Total Cash Amount for payment of the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.1. Such cash and certificates for GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.6	Certificates.

1.6.1	Letter of Transmittal. Within ten (10) days prior to the Closing, GBCI will cause to be mailed to each holder of record of a certificate evidencing shares of CBC Stock (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon cancellation of the Certificates in accordance with Section 1.6.2) (“Letter of Transmittal”)

1.6.2	Surrender of Certificates. Subject to Section 1.3(iv), each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (and cash for fractional shares). On or before the Effective Date, CBC shall provide to GBCI copies of all Certificates marked as cancelled and in accordance with instructions provided in the Letter of Transmittal the record holders of Certificates shall provide a properly completed and executed Letter of Transmittal in order to affect the exchange of their Certificates for, (i) certificates representing GBCI Common Stock; (ii) a check or, at the election of the CBC shareholder, a wire transfer (but only if the amount of cash included in that shareholder’s Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 1.2; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until evidence of the Certificates marked as cancelled is provided to GBCI and a properly executed Letter of Transmittal is delivered to the Exchange Agent, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.6.3	Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (1) establish to GBCI’s satisfaction the right to receive the certificate evidencing GBCI Shares and (2) either pay to GBCI any applicable transfer or other taxes or establish to GBCI’s satisfaction that all applicable taxes have been paid or are not required.

1.6.4	Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides GBCI with: (1) satisfactory evidence that the holder owns CBC Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit or security GBCI may require, and (3) any reasonable assurances that GBCI may require.

1.6.5	Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (2) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.4) in exchange for certificates representing GBCI Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of CBC Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record and shall receive the amount, without interest, of any cash dividends and any other distributions distributed on or after the Effective Date on the whole number of GBCI Shares into which the holder’s CBC Stock was converted at the Effective Time.

1.6.6	Checks in Other Names. Any Person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to GBCI’s satisfaction the right to receive this cash.

1.6.7	Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of CBC on a date that is six months after the Effective Date may be paid to GBCI, at GBCI’s election. To the extent so paid, holders of CBC Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of CBC Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor CBC will be liable to any holder of CBC Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

SECTION 2.

CLOSING OF TRANSACTION

2.1	Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State and the Colorado Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and CBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and CBC agree upon a different date, the Effective Date will occur on the date of Closing.

2.2	Events of Closing. Closing shall occur within five (5) business days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Section 5, or such other date as may be agreed upon by the parties. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Merger will not occur unless the adversely affected party waives the default.

2.3	Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

SECTION 3.

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of CBC and the Bank. Each of CBC and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a Schedule to this Agreement:

3.1.1

Organization and Good Standing. CBC is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The Bank is a national banking association, duly organized, validly existing and under good standing under the federal laws of the United

States of America and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of CBC and the Bank are listed in Schedule 3.1.1.

3.1.2	Corporate Authority. Its execution, delivery and performance (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings, and clearances referred to in this Agreement are duly made and/or obtained)of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) other than as disclosed on Schedule 3.1.2, a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any material provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party that is not terminable upon ninety (90) days or less written notice without penalty or premium (collectively, the “CBC Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any material change in the rights or obligations of any party under any of the CBC Contracts. Schedule 3.1.2 contains a list of all consents CBC or the Bank must obtain from third parties under any CBC Contracts before consummation of the Merger, the failure of which to obtain would have a Material Adverse Effect on CBC.

3.1.3	Capital Stock.

(i)	The authorized capital stock of CBC consists of two million (2,000,000) shares, of which one million (1,000,000) shares are common stock, without par value, and of which one million (1,000,000) shares are preferred stock, with a par value of $1.00 per share. A total of 16,480 shares of CBC Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable. No shares of preferred stock are issued and outstanding as of the date of this Agreement.

(ii)	The authorized capital stock of the Bank consists of 20,000 shares of common stock, $5.00 par value per share. A total of 20,000 shares of Bank common stock are issued and outstanding as of the date of this Agreement, all of which are owned by CBC free and clear of all Liens, other than the restrictions imposed by applicable federal and state securities laws, and all of which are validly issued, fully paid and nonassessable, except to the extent of any assessment required under 12 U.S.C. § 55.

(iii)	No shares of CBC Stock are reserved for issuance. Except as set forth in Schedule 3.1.3, there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of CBC or the Bank of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither CBC nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.1.4	Subsidiaries; Investments.

(i)	CBC has no Subsidiaries other than the Bank, and the Bank has no Subsidiaries.

(ii)	Schedule 3.1.4(ii) lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by CBC or the Bank. All such investments comply with all applicable laws and regulations, including without limitation the BHC Act.

3.1.5	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2009, each of CBC and the Bank has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve, (2) the OCC and (3) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Delivery to Other Party of Reports. CBC has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended (“Securities Act”), the Securities Exchange Act of 1934, as amended (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by it or the Bank with respect to periods since January 1, 2009, through the Execution Date.

(iii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)

Financial Statements. Each of CBC’s and the Bank’s balance sheets included in the CBC Financial Statements and the Bank Financial Statements, respectively, fairly presents (or, in the case of such financial statements for periods ending on a date following the Execution Date, will fairly present) the financial position of CBC and the Bank as of the date of such balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders’ equity included in the CBC Financial Statements and the Bank Financial Statements fairly presents the results of operations, shareholders’ equity and cash flows, as the case may be, of CBC and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnotes), in each case in accordance with GAAP, except as may be noted in these statements.

3.1.6	Properties.

(i)	Neither CBC nor the Bank are party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the CBC Financial Statements or in Schedule 3.1.6, CBC and/or the Bank have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent, non-monetary Liens on the Real Property that do not adversely affect the use or value of the Real Property in any material respect, or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the CBC Financial Statements as being owned by either of them as of the Execution Date. To the Knowledge of CBC, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

(ii)	To the Knowledge of CBC, all buildings and all fixtures, equipment and other property and assets that are material to CBC’s business on a consolidated basis are owned by CBC or the Bank or are held under leases or subleases, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equitable principles).

(iii)	Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(iv)	CBC has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property, and, to the Knowledge of CBC, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7	Environmental Matters.

(i)	For purposes of this Section 3.1.7, the following definitions apply:

(1)	“Subject Property” with respect to CBC and the Bank means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the present or past owner or operator of the property; (ii) any facility in which it is or was the owner or operator of the facility; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be a present or past owner or operator of or as otherwise having control over.

(2)	“Environmental Laws” means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between CBC or the Bank and any governmental entity presently in effect relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the protection of human health or the environment.

(3)	“Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by CBC and/or the Bank for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

(ii)	To the Knowledge of CBC, CBC, the Bank and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and no circumstances exist that would result in a material violation of such Environmental Laws.

(iii)	None of the following exists, and to the Knowledge of CBC, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving CBC, the Bank or any Subject Property, the occurrence or existence of which would result in a Material Adverse Effect on CBC, relating to:

(1)	an asserted liability of CBC or the Bank or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2)	the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(3)	the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4)	personal injuries or damage to the Subject Property related to or arising out of the release, use or disposal of Hazardous Substances.

(iv)	Except as disclosed in Schedule 3.1.7, no drums, barrels or storage tanks underground or otherwise are present on the Subject Property or, if present, none of such vessels are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither CBC nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Property is properly contained in compliance with all applicable Environmental Laws and there is no threat that asbestos or asbestos-containing material will be released into the environment. To the Knowledge of CBC, no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Property, except in compliance with applicable Environmental Laws.

(v)	To the Knowledge of CBC, no part of the Subject Property has been or is scheduled for investigation, monitoring or other remedial action under any applicable Environmental Law.

(vi)	To the Knowledge of CBC, no condition from, on or under the Subject Property exists with respect to the Subject Property which would have a Material Adverse Effect on CBC that would require remedial action under applicable Environmental Laws.

3.1.8	Taxes.

(i)	Tax Returns and Payment of Taxes. CBC and the Bank have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required by law to be filed by them. Such Tax Returns are true, complete and correct in all material respects. Neither CBC nor the Bank is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes due and owing by CBC or the Bank (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, CBC has made an adequate provision for such Taxes in CBC’s financial statements (in accordance with GAAP). CBC’s most recent financial statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by CBC and the Bank through the date of such financial statements. Neither CBC nor the Bank has incurred any liability for Taxes since the date of CBC’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(ii)	Availability of Tax Returns. CBC has made available to GBCI complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of CBC or the Bank for any Tax period ending after January 1, 2010.

(iii)	Withholding. CBC and the Bank have withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable law.

(iv)	Liens. There are no Liens for Taxes upon the assets of CBC or the Bank other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP has been made in CBC’s financial statements.

(v)	Tax Deficiencies and Audits. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against CBC or the Bank remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of CBC or the Bank. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of CBC or the Bank. Schedule 3.1.8 lists all federal state, local and non-U.S. income Tax Returns filed with respect to CBC and the Bank for taxable periods ended on or after January 1, 2010, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.

(vi)	Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where CBC and the Bank do not file Tax Returns that CBC or the Bank is or may be subject to Tax in that jurisdiction.

(vii)	Tax Rulings. Neither CBC nor the Bank has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(viii)	Consolidated Groups, Transferee Liability and Tax Agreements. Neither CBC nor the Bank (a) has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely CBC and the Bank), (b) has any liability for Taxes of any Person (other than CBC or the Bank) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign law), as a transferee or successor, by contract, or otherwise, or (c) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement, (except for such agreements or arrangements solely between CBC and the Bank).

(ix)	Change in Accounting Method. Neither CBC nor the Bank has agreed to make, nor is it required to make, any adjustment under Sections 481(a) of the Code or any comparable provision of state, local or foreign Tax laws by reason of a change in accounting method or otherwise.

(x)	Post-Closing Tax Items. CBC and the Bank will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (a) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (b) installment sale or open transaction disposition made on or prior to the Closing Date, (c) prepaid amount received on or prior to the Closing Date or (d) election under Section 108(i) of the Code.

(xi)	Ownership Changes. Without regard to this Agreement, neither CBC nor the Bank has undergone an “ownership change” within the meaning of Section 382 of the Code.

(xii)	US Real Property Holding Corporation. Neither CBC nor the Bank has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(xiii)	Code Section 355. Neither CBC nor the Bank has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(xiv)	Reportable Transactions. Neither CBC nor the Bank has been a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations 1.6011-4(b).

(xv)	Code Section 6662. Each of CBC and the Bank has disclosed on its federal income Tax Returns all position taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(xvi)	Code Section 280G. Neither CBC nor the Bank has made any payments, is obligated to make any payments or is a party to any agreement that could obligate it to make any payments that are not deductible under Section 280G of the Code.

(xvii)	Tax Attributes. Schedule 3.1.8(xvii) sets forth the following information with respect to each of CBC and the Bank as of the most recent practicable date: (a) the basis in its assets; (b) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution; (c) the amount of any deferred gain or loss arising out of any intercompany transaction; and (d) the amount of any excess loss account in the stock of a Subsidiary.

3.1.9	Absence of Regulatory Action. Neither CBC nor the Bank is in violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers), which violation is reasonably likely to have a Material Adverse Effect on CBC or the Bank. Except as disclosed in Schedule 3.1.9, neither CBC nor the Bank is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.1.10	Material Contracts.

(i)	Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, neither CBC nor the Bank are bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) (each a “Material Contract”) that: (1) is to be performed after the date of this Agreement; (2) has not been set forth in Schedule 3.1.10; (3) that contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of CBC or any of its affiliates; (4) that obligates CBC or any of its affiliates to conduct business with any third party on an exclusive or preferential basis; (5) that requires referrals of business or requires CBC or any of its affiliates to make available investment opportunities to any Person on a priority or exclusive basis; (6) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of CBC or the Bank; (7) that limits the payment of dividends by CBC or the Bank; (8) that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties, except in each case that relate to merchant banking investments by CBC or the Bank in the ordinary course of business; (9) that provides for payments to be made by CBC or the Bank upon a change in control thereof; (10) that was not negotiated and entered into on an arm’s-length basis; (11) that provides for indemnification by CBC or the Bank of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification; (12) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $25,000 per annum (other than any such contracts which are terminable by CBC or the Bank on 60 days or less notice without any required payment or other conditions, other than the condition of notice); (13) to which any affiliate, officer, director, employee or consultant of CBC or the Bank is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it); (14) that would prevent, materially delay or materially impede CBC’s ability to consummate the Merger or the other transactions contemplated hereby; (15) that contains a put, call or similar right pursuant to which CBC or the Bank could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or (16) that is otherwise not entered into in the ordinary course of business or that is material to CBC or the Bank or their financial condition or results of operations.

(ii)

(1) Each Material Contract is a valid and legally binding agreement of CBC or the Bank, as applicable, and, to the Knowledge of CBC, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity) and is in full force and effect; (2) CBC and the Bank have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (3) neither CBC nor the Bank, and, to the Knowledge of CBC, any counterparty or counterparties, is in breach of any material provision of any Material Contract; and (4) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of CBC or the Bank under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.10(ii) sets forth a true and complete list of (a) all Material Contracts pursuant to which consents or waivers are or may be required and (b) all notices which are required to be given, in each case, prior to the performance by CBC of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.11	Compliance with Laws. Each of CBC and the Bank has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit CBC or the Bank to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on CBC. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of CBC, no suspension or cancellation of any of them is threatened.

3.1.12	Knowledge as to Conditions. To the Knowledge of CBC there exists no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.1.13	No Material Adverse Effect. Since December 31, 2014, (i) CBC and the Bank have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on CBC.

3.1.14	Completeness of Representations. No representation or warranty made by or with respect to CBC or the Bank in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.1.15	Asset Classification.

(i)	Schedule 3.1.15 sets forth a list, accurate and complete, as of December 31, 2014 except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of CBC and the Bank that have been criticized or classified by any internal audit conducted by CBC and/or the Bank, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

(ii)	Except as shown in Schedule 3.1.15, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect as of December 31, 2014 are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by CBC or the Bank before the Execution Date.

3.1.16	Litigation. Except as shown on Schedule 3.1.16 no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against CBC or the Bank and, to the Knowledge of CBC, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.17	Insurance. CBC and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.17 lists all directors’ and officers’ liability insurance policies and other material insurance policies maintained by CBC or the Bank.

3.1.18	Labor Matters. Neither CBC nor the Bank is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither CBC nor the Bank is the subject of any material proceeding: (1) asserting that it has committed an unfair labor practice or (2) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving CBC or the Bank is pending or, to the Knowledge of CBC, threatened. CBC has no Knowledge of any activity involving its or the Bank’s employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.1.19	Employee Benefits.

(i)	For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by CBC or the Bank, as the case may be. CBC and the Bank are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii)

Schedule 3.1.19 sets forth a list, as of the Execution Date, of (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (b) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements or other arrangements providing for compensation, severance, performance awards, fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded that is or has been sponsored, maintained, contributed to, or required to be contributed to, by CBC or its Subsidiaries for the benefit of any employees or former employees of CBC and the Bank, including, without limitation, the Executive Supplemental Income Agreements between the Bank and certain of its executives and the Director Deferred Income Agreements between the Bank and certain of its directors (its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of the Bank (collectively, “Employees”), including Plans and related amendments, have been made available to GBCI.

(iii)	All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in compliance (both in form and operation) with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which CBC and/or the Bank may rely, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation relating to its Plans is pending or, to the Knowledge of CBC, threatened. Neither CBC nor the Bank has engaged in a transaction with respect to any Plan that could subject it or the Bank to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(iv)	All material contributions required to be made by CBC or the Bank under the terms of any of its Plans have been timely made or have been reflected in the CBC Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither CBC nor the Bank or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(v)	Except as disclosed in the CBC Financial Statements or in Schedule 3.1.19, neither CBC nor the Bank has any obligations for retiree health and life benefits.

(vi)	No provision of the documents governing any Plan contains restrictions on the rights of CBC or the Bank to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

(vii)	Except as disclosed in the CBC Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.19, the Merger will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance, true-up, change in control or similar payments or compensation under any Compensation Plan or (d) result in an “excess parachute payment” within the meaning of Section 280G(b) of the Code. All payments set forth in Schedule 3.1.19 have been properly accrued in accordance with GAAP.

(viii)	Except as disclosed in Schedule 3.1.19, neither CBC nor the Bank maintains an executive supplemental retirement plan or similar arrangement.

(ix)	All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. The requirements of COBRA have been meet with respect to each applicable Plan.

(x)	Each Compensation Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulation, notices, rulings, and final regulations).

3.1.20	Broker’s or Finder’s Fees. Except for the fees of FIG Partners LLC to obtain a fairness opinion and Keefe Bruyette & Woods for advisory services relating to the Merger pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of CBC or the Bank, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transaction.

3.2	Representations and Warranties of GBCI and Glacier Bank. Except as disclosed in a schedule to this Agreement, each of GBCI and Glacier Bank represents and warrants to CBC and the Bank that:

3.2.1	Organization and Good Standing. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2	Corporate Authority. Its execution, delivery and performance (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all required consents, approvals, filings and clearances referred to in this Agreement are duly made and/or obtained) of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “GBCI Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the GBCI Contracts. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

3.2.3	Capital Stock.

(i)	The authorized capital stock of GBCI consists of 1,000,000 shares of Preferred Stock, par value $0.01 and 117,187,500 shares of GBCI Common Stock, par value $0.01 per share. No shares of Preferred Stock are outstanding and a total of 75,026,092 shares of GBCI Common Stock were issued and outstanding as of December 31, 2014, all of which were validly issued and are fully paid and nonassessable. As of December 31, 2014, options to acquire 1,000 shares of GBCI Common Stock have been granted and are outstanding.

(ii)	No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI’s Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other Person, except as so disclosed.

3.2.4	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2009, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iii)	Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5	Financing and Shares Available. GBCI has, and at the Effective Time will have, (i) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, amounts payable to holders of In-the-money Options, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

3.2.6	Absence of Regulatory Action. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.7	Knowledge as to Conditions. GBCI knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

3.2.8	Litigation. Except as disclosed in GBCI’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending, or to the knowledge of GBCI threatened, claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Merger.

3.2.9	Taxes. All material Tax Returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all Taxes upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are shown as due and payable on such Tax Returns have been paid. The federal income portion of such taxes have been paid in full as indicated in the federal income tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional Taxes are being asserted with respect to federal or state income tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional Taxes.

3.2.10	No Material Adverse Effect. Since December 31, 2014, (i) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI.

3.2.11	Completeness of Representations. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

SECTION 4.

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1	Conduct of CBC’s and the Bank’s Businesses Prior to Closing. CBC and the Bank covenant that, from the date of this Agreement and prior to Closing:

4.1.1	Availability of Books, Records and Properties.

(i)	Upon reasonable prior written notice to CBC, subject to applicable law, the books, records, properties, contracts and documents of CBC and the Bank will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege, contravene any law, order, judgment or decree. CBC and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

(ii)	Upon prior written reasonable request by GBCI, CBC and the Bank will request that any third parties involved in the preparation or review of the CBC Financial Statements or CBC Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

4.1.2	Ordinary and Usual Course. Without prior written consent of GBCI, (which consent shall not be unreasonably withheld or delayed under subparagraphs (vii), (viii) and (x) below), subject to applicable law and except as required by the OCC or the Federal Reserve (so long as GBCI receives prior written notice of such required action) or specifically contemplated by this Agreement, CBC and the Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

(i)	effect any stock split or other recapitalization with respect to CBC Stock or the shares of the Bank; issue, redeem, pledge or encumber in any way any shares of such capital stock;

(ii)	other than as permitted by this Agreement, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to CBC Stock, or assets of CBC;

(iii)	acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets having a value greater than $100,000 or make any material commitment other than in the ordinary and usual course of business;

(iv)	solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(v)	offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit in an amount greater than $1,000,000 without prior consultation with GBCI; which consultation will not be unreasonably withheld or delayed and which will be deemed provided if GBCI has not responded to the Bank’s request within three (3) Business Days after GBCI’s receipt of a loan package concerning the loan at issue;

(vi)	make any negative provisions to the Bank’s ALLL or fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(vii)	acquire an ownership interest (except other real estate owned with a value not exceeding $500,000) or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6 and in the case of an ownership interest (including non-residential other real estate owned), without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days’ advance notice;

(viii)	enter into, renew, or terminate any contracts calling for a payment by any of them of more than $25,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, consistent with past practices, and (2) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(ix)	enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days’ notice or less;

(x)	enter into any personal services contract with any Person outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Transaction;

(xi)	(A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xii)	amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(xiii)	implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiv)	implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(xv)	other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate except for emergency repairs or replacements;

(xvi)	enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Transaction; or

(xvii)	willfully take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3	CBC and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, CBC or the Bank, as applicable, shall:

(i)	Take all action necessary to satisfy any contractual notice or consent requirements under the CBC Contracts arising from the Transaction.

(ii)	Except as otherwise provided in this Agreement, terminate by all necessary and appropriate actions of CBC’s and/or the Bank’s Boards of Directors, as applicable, such Plans (including Compensation Plans) maintained by CBC or the Bank as may be requested by GBCI in connection with Closing (after satisfaction or waiver of all Closing conditions). If requested by GBCI, CBC and the Bank shall cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, CBC and the Bank shall, prior to the date of calculation of CBC Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made upon termination of the Plans and Compensation Plans. All resolutions, notices, or other documents issued, adopted or executed by CBC or the Bank in connection with the implementation of this Section 4.1.3(ii) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld.

(iii)	Take such corporate action as may be reasonably requested by GBCI in connection with the termination or merger of the 401(k) Plan. GBCI shall take all reasonable action necessary to merge the 401(k) Plan with GBCI’s 401(k) Plan as soon as is administratively possible, assuming the 401(k) Plan is deemed eligible to be merged or to otherwise permit Bank employees who continue employment with Glacier Bank after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, inclusive of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to any such continuing employee from the 401(k) Plan to GBCI’s 401(k) Plan.

(iv)	Satisfy the notice and consent requirements under Section 101(j) of the IRC with respect to any Bank Owned Life Insurance policies or similar plans and related agreements.

4.1.4	Maintenance of Properties. CBC and the Bank will in all material respects maintain their respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

4.1.5	Preservation of Business Organization. Each of CBC and the Bank will use its commercially-reasonable efforts to:

(i)	Preserve its respective business organization.

(ii)	Retain the services of management and employees.

(iii)	Preserve the goodwill of suppliers, customers and others with whom CBC and the Bank have business relations.

4.1.6	Senior Management. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, CBC and the Bank will not make any change with respect to present management personnel having the rank of vice-president or higher.

4.1.7	Compensation. CBC and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by CBC or the Bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with CBC’s and the Bank’s established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, CBC and the Bank will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks’ notice.

4.1.8	Update of Financial Statements. CBC will deliver unaudited balance sheets and related statements of income and shareholders’ equity for (i) the Bank for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (ii) CBC on a consolidated and parent-only basis for each month ending after the Execution Date and before Closing or the Termination Date. The Subsequent CBC Financial Statements:

(i)	will be prepared from the books and records of CBC and the Bank;

(ii)	will present fairly the financial position and operating results of CBC and/or the Bank at the times indicated and for the periods covered;

(iii)	will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

(iv)	will reflect all liabilities, of CBC and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected on the face of a balance sheet in accordance with GAAP or (2) not significant in amount. All contingent liabilities known to CBC that are required to be reflected in footnotes in accordance with GAAP and not recorded on the Subsequent CBC Financial Statements will be disclosed in writing to GBCI.

4.1.9	Update Schedules. From the date of this Agreement until Closing, CBC will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of CBC or the Bank to enable such Schedules to remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of CBC’s representations or warranties contained in this Agreement.

4.1.10	Acquisition Proposal. CBC agrees that neither it nor any of its Subsidiaries will, and CBC will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of CBC) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board’s counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. CBC and its Subsidiaries will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. CBC will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10. CBC will notify GBCI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with CBC or its Subsidiaries.

4.1.11	Status of Title/Leasehold Interests. CBC will use its reasonable best efforts to provide GBCI, no later than 30 days after the Execution Date, title commitments for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the “Title Companies), the cost of which shall be borne and paid by GBCI. These title commitments must show the current status of title to the Real Property. Within 15 days after the date on which CBC delivers all of the title reports to GBCI for its review, GBCI will inform CBC in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. CBC will, within 10 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. CBC will not, however, be obligated to seek removal of exceptions that are (x) non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank branch locations or as otherwise used by CBC or the Bank as of the Execution Date or (y) monetary or non-monetary exceptions disclosed in Schedule 3.1.6 or in the CBC Financial Statements. At Closing, if requested by GBCI, CBC will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and CBC, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent, non-monetary Liens that do not adversely affect the use or value of such Real Property in any material respect, and other exceptions to title as set forth in the title commitments as approved by GBCI.

4.1.12	Directors’ and Officers’ Liability. Before the Effective Date, CBC will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of CBC, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to CBC, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13	Review of Loans. CBC and the Bank will permit GBCI and its advisors to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of its ALLL and to establish appropriate accounting adjustments under FAS141R. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.15.

4.1.14	Continuing Representation and Warranty. Neither CBC nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2	Registration Statement.

4.2.1	Preparation of Registration Statement.

(i)	As soon as possible following the Execution Date, but not later than 45 days after the Execution Date, GBCI will prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to CBC’s shareholders.

(ii)	The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(iii)	Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the CBC Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of CBC relating to CBC and the Bank, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv)	GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. CBC will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. CBC will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2	Submission to Shareholders. CBC will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “CBC Meeting”). The CBC Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to CBC’s shareholders without objection by applicable governmental authorities. CBC’s board of directors and officers will, to the extent consistent with its fiduciary duties, recommend approval of this Agreement and/or the Merger to CBC’s shareholders.

4.3	Submission to Regulatory Authorities. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. GBCI will provide copies of such applications for review by CBC prior to their submission to the applicable regulatory authorities. These applications are expected to include:

(i)	An interagency bank merger application to be filed with the FDIC and a waiver to be sought from the Federal Reserve with respect to the Merger.

(ii)	An application to the Commissioner and the OCC and related filings regarding the Transaction.

(iii)	Filings and coordination with the offices, of the Secretaries of State of Montana and Colorado with respect to the Merger.

4.4	Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of CBC and GBCI.

4.5	Consents. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI or CBC to consummate the Merger.

4.6	Further Actions. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

4.7	Notice. The parties will provide each other with prompt written notice of:

(i)	Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

(ii)	The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

(iii)	In the case of CBC and its Subsidiaries, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2.

4.8	Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under or in connection with this Agreement or in connection with the Transaction.

4.9	Availability of GBCI’s Books, Records and Properties. GBCI will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to CBC and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of GBCI.

4.10	Blue Sky Filings. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.11	Tax Treatment. Neither GBCI and its Subsidiaries nor CBC and the Bank will take or cause to be taken any action that would or could reasonably be expected to prevent the Transaction from qualifying as a reorganization under Section 368(a) of the Code.

4.12	CBC Closing Capital. No later than the 10th Business Day before Closing, CBC shall calculate in good faith the estimated CBC Capital as of Closing and shall provide GBCI with a copy of the proposed Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the CBC Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such CBC Capital. GBCI shall review such materials and, within three (3) Business Days following receipt thereof, notify CBC as to whether GBCI accepts or disputes the amount of the CBC Capital, which such acceptance or dispute shall not be unreasonably withheld, conditioned or delayed. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and CBC are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall determine and report in writing to GBCI and CBC the resolution of such disputed matters and the effect of such determinations on the calculation of the CBC Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and CBC mutually agree upon a different amount. The CBC Capital as of Closing, as determined and agreed upon in writing by GBCI and CBC in accordance with this Section 4.12, is the “CBC Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.12 and Section 4.13 below shall be shared equally by GBCI, on the one hand, and CBC, on the other hand, and CBC’s portion shall be an expense in the calculation of the CBC Closing Capital.

4.13

Transaction Related Expenses. No later than the tenth (10th) Business Day before Closing, CBC shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit A detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within two (2) Business Days following receipt thereof, notify CBC as to whether GBCI accepts or disputes the amount of the Transaction Related Expenses, which such acceptance or dispute shall not be unreasonably withheld, conditioned or delayed. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and CBC are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by Independent Accountants in accordance with the process set forth in Section 4.12. The Transaction Related Expenses as of Closing, as determined and agreed upon in writing by GBCI and CBC in accordance with this Section 4.13, are the “Final Transaction Related Expenses.”

4.14	Payment of Dividend. To the extent the CBC Closing Capital exceeds $21,000,000, CBC shall, upon written notice to GBCI and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in the amount of such excess.

4.15	Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by November 30, 2015, and in any case as early as possible, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

4.16	Listing. GBCI will use its commercially reasonable best efforts to cause the GBCI Shares to be authorized for listing on the NASDAQ Global Market, subject to official notice of issuance, prior to the Effective Time.

4.17	TIB Loan. CBC shall use its commercially reasonable best efforts to cause the Bank to pay a dividend to CBC to enable it to pay as much of the outstanding principal and interest under the Letter Loan Agreement (Loan No. 96590) between CBC and The Independent Bankers Bank (“TIB”) effective as of July 3, 2014 in the original principal amount of $6.5 million; provided that if the OCC does not approve a dividend from the Bank to CBC necessary to make such payment to TIB in full, CBC shall pay to TIB the dollar amount of such dividend that is approved by the OCC.

SECTION 5.

APPROVALS AND CONDITIONS

5.1	Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Merger.

5.2	Conditions to Obligations of GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1

Representations and Warranties. The representations and warranties of CBC and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of CBC and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). CBC and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of CBC and the Bank and dated as of Closing.

5.2.2	Compliance. CBC will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. CBC will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of CBC and dated as of Closing.

5.2.3	Effectiveness of Employment Agreement. The employment agreement referenced in Recital E shall take effect as of the Effective Time, other than on account of the death or disability of the service provider.

5.2.4	Closing Capital and Financial Statements. CBC will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of CBC Closing Capital pursuant to the terms of Section 4.12.

5.2.5	Transaction Related Expenses. CBC will have delivered to GBCI the information set forth in Section 4.13, and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.13.

5.2.6	No Material Adverse Effect. Since December 31, 2014, and since the date of this Agreement, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to CBC or (ii) the commencement of any proceeding against CBC or the Bank that, individually or in the aggregate can reasonably be expected to have a Material Adverse Effect with respect to CBC.

5.2.7	Financial Condition. In the opinion of the Executive Officers of CBC and the Bank, the Bank’s ALLL is adequate to absorb the Banks anticipated loan losses.

5.2.8	No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.9	Opinion of Counsel. Counsel to CBC will have delivered to GBCI a legal opinion in form and substance reasonably acceptable to CBC and GBCI.

5.2.10	Tax Opinion. GBCI will have obtained from Garlington, Lohn & Robinson, PLLP and delivered to CBC, an opinion addressed to CBC and GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of Section 368(a) of the Code.

5.2.11	Real Property Matters. GBCI will have received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

5.2.12	Corporate and Shareholder Action. Each of the following will have approved or ratified the Merger or the Bank Merger, as applicable:

(i)	The Boards of Directors of CBC and the Bank;

(ii)	CBC, as sole shareholder of the Bank; and

(iii)	The shareholders of CBC.

5.2.13	Resignation of Directors. The directors of CBC and the Bank will have tendered their written resignations from the respective Board of Directors, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.14	Fairness Opinion. CBC has received a fairness opinion from FIG Partners LLC dated July 29, 2015 (the “Fairness Opinion”) to the effect that the Merger Consideration to be received by CBC shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.2.15	Registration Statement. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.16	No Change in Loan Review. CBC will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under Section 4.1.13 will have revealed a change in either: (i) the information set forth in Schedule 3.1.15 or (ii) information revealed during GBCI’s previous examinations of the Bank’s loans, in either case which change constitutes a Material Adverse Effect.

5.3	Conditions to Obligations of CBC. All obligations of CBC pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1

Representations and Warranties. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at

Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to CBC a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2	Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to CBC a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3	No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4	No Material Adverse Effect. Since December 31, 2014, (i) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI, or (ii) the commencement of any proceeding against GBCI or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to GBCI.

5.3.5	Corporate Action. Each of (i) the Board of Directors of GBCI, (ii) GBCI, as the sole shareholder of Glacier Bank, and (iii) Glacier Bank will have approved the Merger or the Bank Merger, as applicable.

5.3.6	Registration Statement; Listing. The Registration Statement will have become effective as specified in Section 5.2.15, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists. The shares of GBCI Common Stock to be issued in the Merger shall have been approved for quotation on NASDAQ Global Market (or such other exchange on which the GBCI Common Stock may become listed) if so required and shall be freely tradable.

5.3.7	Blue Sky Filings. GBCI will have received the state securities laws or “Blue Sky” permits and approvals specified in Section 4.10.

5.3.8	Payments to the Exchange Agent. GBCI will have deposited the Merger Consideration with the Exchange Agent.

5.3.9	Approval of CBC Shareholders. The shareholders of CBC will have approved this Agreement and the Merger by the requisite vote under Colorado law and CBC’s Articles of Incorporation, as applicable.

5.3.10	Fairness Opinion. CBC has received the Fairness Opinion to the effect that the Merger Consideration to be received by CBC shareholders is fair to such shareholders from a financial point of view, and the Fairness Opinion has not been modified or withdrawn.

5.3.11	Tax Opinion. The tax opinion specified in Section 5.2.10 shall have been delivered to CBC in form and substance reasonably acceptable to CBC and its advisors.

SECTION 6.

DIRECTORS, OFFICERS AND EMPLOYEES

6.1	Director and Shareholder Agreements. As a condition to the execution of this Agreement, the directors and principal shareholders described in Recital F have entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2	Employee Benefit Issues.

6.2.1	Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any employees of CBC and the Bank who are retained after the Effective Time. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.2.2	Treatment of Past Service. For purposes of such participation, current employees’ prior service with CBC and/or the Bank will constitute prior service with GBCI or Glacier Bank for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3	No Contract Created. Nothing in this Agreement will give any employee a right to continuing employment.

6.2.4	Severance Payments. Bank employees who are not entitled to severance under the Compensation Plan payments set forth in Schedule 3.1.19 and who stay with the Bank through Closing but are not offered employment with Glacier Bank following the Closing will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years or prior service with the Bank at the expense of GBCI.

6.3

Indemnification of Directors and Executive Officers. For a period of four (4) years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of CBC and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that CBC and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under CBC’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of four (4) years after the Effective Date, GBCI will use reasonable best efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Time.

SECTION 7.

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1	Termination by Reason of Lapse of Time. If Closing does not occur on or before February 28, 2016, either GBCI or CBC may terminate this Agreement and the Merger if both of the following conditions are satisfied:

(a)	the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

(b)	the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2	Termination Due To GBCI Average Closing Price Greater Than $33.72.

7.2.1	GBCI’s Right to Terminate. By specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to CBC on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $33.72 (without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date) unless CBC makes the election set forth in Section 7.2.2.

7.2.2	CBC’s Right to Adjust Consideration. If GBCI provides written notice to CBC in accordance with Section 7.2.1, then within three (3) Business Days following CBC’s receipt of such notice, CBC may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Total Stock Amount shall be the number of GBCI Shares equal to the quotient obtained by dividing $18,689,000 by the GBCI Average Closing Price rounded up to the nearest whole share (prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date).

If CBC makes such election to accept such decrease in the number of GBCI Shares, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Amount has been adjusted).

7.3	Termination Due To GBCI Average Closing Price Less than $24.92.

7.3.1	CBC’s Right to Terminate. By specific action of its board of directors, CBC may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is less than $24.92 without taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date, unless GBCI makes the election set forth in Section 7.3.2.

7.3.2	GBCI’s Right to Adjust Consideration. If CBC provides written notice to GBCI in accordance with Section 7.3.1, then within three (3) Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to CBC to adjust the Total Stock Consideration through the issuance of additional GBCI Shares; in such event, the Total Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing $13,811,000 by the GBCI Average Closing Price.

If GBCI elects to increase the Total Stock Consideration, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.4	Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by CBC’s shareholders, unless otherwise provided) by CBC (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1	Mutual Consent. By mutual consent of CBC and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2	No Regulatory Approvals. By CBC or GBCI, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen (15) Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

7.4.3

Breach of Representation. By CBC or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by CBC) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party a termination fee as described below.

7.4.4	Breach of Covenant. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party a termination fee.

7.4.5	Failure to Recommend or Obtain Shareholder Approval. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) CBC’s Board of Directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) regardless of whether CBC’s Board of Directors recommends to its shareholders the approval of the Merger, CBC’s shareholders elect not to approve the Merger.

7.4.6	Impracticability. By either GBCI or CBC, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Montana or Colorado to restrain or invalidate the Merger or this Agreement.

7.4.7	Dissenting Shares. By GBCI if holders of 5% or more of the outstanding shares of CBC Stock are Proposed Dissenting Shares.

7.4.8

Superior Proposal – Termination by CBC. By the board of directors of CBC upon written notice to GBCI if such board of directors has in good faith determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that CBC may not terminate this Agreement pursuant to this Section 7.4.8 unless (i) it has not breached Section 4.1.10, (ii) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided GBCI at least five (5) days’ prior written notice advising GBCI that the board of directors of CBC is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable CBC’s board of directors to proceed with the Merger, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to GBCI the Break-Up Fee.

7.4.9	Superior Proposal – Termination by GBCI. By GBCI upon written notice to CBC if (i) an Acquisition Event will have occurred or (ii) a third party will have made a proposal to CBC or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the CBC Meeting.

7.5	Termination Fee Payable By CBC. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, CBC will pay to GBCI a termination fee of $300,000 if GBCI terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.5, it will be payable on GBCI’s demand and must be paid by CBC within three Business Days following the date of GBCI’s demand.

7.6	Termination Fee Payable By GBCI. Due to expenses, direct and indirect, incurred by CBC in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to CBC a termination fee of $300,000 if CBC terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If such termination fee becomes payable pursuant to this Section 7.6, it will be payable on CBC’s demand and must be paid by GBCI within three Business Days following the date of CBC’s demand.

7.7	Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a) (Failure to Recommend), Section 7.4.8 (Superior Proposal – Termination by CBC), or Section 7.4.9(i) (Superior Proposal – Termination by GBCI – Immediate Acquisition Event), then CBC will immediately pay to GBCI $1,625,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.9(ii) (Superior Proposal – Termination by GBCI –Subsequent Acquisition Event) and prior to or within six months after such termination, CBC or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within twelve months after such termination an Acquisition Event will have occurred, then CBC will promptly pay to GBCI the Break-Up Fee.

7.8	Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Section 7, except as provided in Section 7.5, 7.6 or 7.7, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other parties. The parties agree that the agreements herein with respect to the termination fees and Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8.

MISCELLANEOUS

8.1	Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Email: mblodnick@glacierbancorp.com Attn: Michael J. Blodnick President and CEO

with a copy to:

Miller Nash Graham & Dunn LLP

Pier 70

2801 Alaskan Way

Suite 300

Seattle, Washington 98121-1128

Email: Stephen.Klein@millernash.com

            Laura.Baumann@millernash.com

Attn: Stephen M. Klein, Esq.

          Laura A. Baumann, Esq.

CBC and the Bank:	Cañon Bank Corporation 816 Royal Gorge Boulevard Canon City, Colorado 81215 Email: Dtanner@canonbank.com Attn: Daniel Tanner, CEO with a copy to:

Stinson Leonard Street

6400 South Fiddlers Green Circle

Suite 1900

Greenwood Village, Colorado 80111

Email: ernie.panasci@stinsonleonard.com

            Ryan.behrman@stinsonleonard.com

Attn: Ernest J. Panasci, Esq.

         Ryan M. Behrman, Esq.

or to such other address or Person as any party may designate by written notice to the other given under this Section.

8.2	Waivers and Extensions. Subject to Section 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a)	any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b)	compliance with any of the covenants of any other party; and

(c)	any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3	Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections and Schedules of and to this Agreement unless expressly stated otherwise.

8.4	Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (1) Section 4.8 (Confidentiality), Sections 7.5 and 7.6 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.8 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (2) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive Effective Time , and neither GBCI, Glacier Bank, CBC nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5	Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6	Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7	Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in federal court in Kalispell, Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8	Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9	No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10	Time of the Essence. Time shall be of the essence for the performance of the respective obligations of the parties under this Agreement.

SECTION 9.

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the CBC Meeting; provided, however, that after approval by CBC’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of CBC without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and CEO

GLACIER BANK

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and CEO

CAÑON BANK CORPORATION

By:	/s/ Daniel L. Tanner
Daniel L. Tanner, President

CAÑON NATIONAL BANK

By:	/s/ Daniel L. Tanner
Daniel L. Tanner, CEO

[Signature Page to Plan and Agreement of Merger]

APPENDIX B

COLORADO DISSENTERS’ RIGHTS

§ 7-113-101. Definitions

For purposes of this article:

(1) “Beneficial shareholder” means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

(4) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

(7) “Shareholder” means either a record shareholder or a beneficial shareholder.

§ 7-113-102. Right to dissent

(1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party if:

(I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

(II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

(c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102 (1);

(d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102 (2);

(e) Consummation of a conversion in which the corporation is the converting entity as provided in section 7-90-206 (2);

(f) An amendment, conversion, or merger described in section 7-101-504 (3); and

(g) Consummation of a plan by which a public benefit corporation terminates public benefit corporation status by merger or conversion into a corporation that has not elected public benefit corporation status as provided in section 7-101-504 (4) or by amendment of its articles of incorporation.

(1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares that either were listed on a national securities exchange registered under the federal “Securities Exchange Act of 1934”, as amended, or were held of record by more than two thousand shareholders, at the time of:

(a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders’ meeting at which the corporate action is submitted to a vote;

(b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

(c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder’s shares, pursuant to the corporate action, anything except:

(a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

(b) Shares of any other corporation which, at the effective date of the plan of merger or share exchange, either will be listed on a national securities exchange registered under the federal “Securities Exchange Act of 1934”, as amended, or will be held of record by more than two thousand shareholders;

(c) Cash in lieu of fractional shares; or

(d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

(2) (Deleted by amendment, L. 96, p. 1321, 30, effective June 1, 1996.)

(2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

(3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

(4) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 7-113-103. Dissent by nominees and beneficial owners

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to the shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder causes the corporation to receive the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

(3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters’ rights as to all such shares as to which there is no limitation on the ability to exercise dissenters’ rights. Any such requirement shall be stated in the dissenters’ notice given pursuant to section 7-113-203.

§ 7-113-201. Notice of dissenters’ rights

(1) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is submitted to a vote at a shareholders’ meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders’

meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder’s shares under this article by reason of the shareholder’s failure to comply with the provisions of section 7-113-202 (1).

(2) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters’ rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders’ meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder’s shares under this article by reason of the shareholder’s failure to comply with the provisions of section 7-113-202 (2).

§ 7-113-202. Notice of intent to demand payment

(1) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is submitted to a vote at a shareholders’ meeting and if notice of dissenters’ rights has been given to such shareholder in connection with the action pursuant to section 7-113-201 (1), a shareholder who wishes to assert dissenters’ rights shall:

(a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder’s intention to demand payment for the shareholder’s shares if the proposed corporate action is effectuated; and

(b) Not vote the shares in favor of the proposed corporate action.

(2) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters’ rights has been given to such shareholder in connection with the action pursuant to section 7-113-201 (2), a shareholder who wishes to assert dissenters’ rights shall not execute a writing consenting to the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder’s shares under this article.

§ 7-113-203. Dissenters’ notice

(1) If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized, the corporation shall give a written dissenters’ notice to all shareholders who are entitled to demand payment for their shares under this article.

(2) The dissenters’ notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters’ rights under section 7-113-102 and shall:

(a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

(b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

(c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

(e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

(f) State the requirement contemplated in section 7-113-103 (3), if such requirement is imposed; and

(g) Be accompanied by a copy of this article.

§ 7-113-204. Procedure to demand payment

(1) A shareholder who is given a dissenters’ notice pursuant to section 7-113-203 and who wishes to assert dissenters’ rights shall, in accordance with the terms of the dissenters’ notice:

(a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203 (2) (d), duly completed, or may be stated in another writing; and

(b) Deposit the shareholder’s certificates for certificated shares.

(2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder’s exercise of dissenters’ rights and has only the right to receive payment for the shares after the effective date of such corporate action.

(3) Except as provided in section 7-113-207 or 7-113-209 (1) (b), the demand for payment and deposit of certificates are irrevocable.

(4) A shareholder who does not demand payment and deposit the shareholder’s share certificates as required by the date or dates set in the dissenters’ notice is not entitled to payment for the shares under this article.

§ 7-113-205. Uncertificated shares

(1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

(2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

§ 7-113-206. Payment

(1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters’ rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares, the amount the corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.

(2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

(a) The corporation’s balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders’ equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under section 7-113-209; and

(e) A copy of this article.

§ 7-113-207. Failure to take action

(1) If the effective date of the corporate action creating dissenters’ rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If the effective date of the corporate action creating dissenters’ rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters’ notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

§ 7-113-208. Special provisions relating to shares acquired after announcement of proposed corporate action

(1) The corporation may, in or with the dissenters’ notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters’ rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter’s payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters’ rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters’ rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

(2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206 (2).

§ 7-113-209. Procedure if dissenter is dissatisfied with payment or offer

(1) A dissenter may give notice to the corporation in writing of the dissenter’s estimate of the fair value of the dissenter’s shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation’s offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

(a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

(b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

(c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207 (1).

(2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

§ 7-113-301. Court action

(1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

(2) The corporation shall commence the proceeding described in subsection (1) of this section in the district court for the county in this state in which the street address of the corporation’s principal office is located, or, if the corporation has no principal office in this state, in the district court for the county in which the street address of its registered agent is located, or, if the corporation has no registered agent, in the district court for the city and county of Denver. If the corporation is a foreign corporation without a registered agent, it shall commence the proceeding in the county in which the domestic corporation merged into, or whose shares were acquired by, the foreign corporation would have commenced the action if that corporation were subject to the first sentence of this subsection (2).

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter’s payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares, or as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter’s shares for which the corporation elected to withhold payment under section 7-113-208.

§ 7-113-302. Court costs and counsel fees

(1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with part 2 of this article; or

(b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Appendix C

July 29, 2015

Board of Directors

Canon Bank Corporation

816 Royal Gorge Boulevard

Canon City, CO 81212

Dear Members of the Board:

We understand that The Canon Bank Corporation (or the “Company”) has entered into an Agreement and Plan of Merger, dated as of July 29, 2015, (the “Agreement”) pursuant to which, among other things, Canon Bank Corporation will merge with and ultimately into (the “Merger”), Glacier Bancorp, Inc. (or “Glacier”) as described in the Agreement. Glacier Bancorp, Inc. is a bank holding company headquartered in Kalispell, MT. As of June 30, 2015, Glacier had total assets of $8.6 billion and operates 129 branches in Montana, Wyoming, Idaho, Colorado, Washington, and Utah. Pursuant to the terms detailed in the Agreement, upon the effective date of such Merger, each holder of issued and outstanding shares of Company common stock (the “Seller Common Stock”) will receive a total consideration of $1,974.44 per share, comprised of $986.04 in cash and 33.63 shares of Glacier stock for a per share amount of $988.40 based Glacier’s 20 day average trading price of $29.39 as of July 24, 2015 (“Merger Consideration”). (We note that in lieu of fractional shares, Glacier will make an equivalent cash payment). In connection therewith, you have requested our opinion as to the fairness (the “Opinion”), from a financial point of view, of the Merger Consideration to be paid to the shareholders of The Canon Bank Corporation pursuant to the Agreement.

FIG Partners LLC (or “FIG”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of the valuation of banking institutions. This opinion has been reviewed by FIG’s compliance officer consistent with internal policy; it has not been reviewed by a fairness committee. In addition FIG has not had a material relationship with any party to the transaction for which we have received compensation during the prior two years.

We were retained exclusively by the Board of Directors of The Canon Bank Corporation in connection with the Merger to render this fairness opinion. We will receive compensation from The Canon Bank Corporation in connection with our services, upon the successful completion of the transaction. This compensation includes $75,000 for the issuance of the fairness opinion dated July 29, 2015. The Canon Bank Corporation has agreed to indemnify us for certain liabilities arising out of our engagement

Board of Directors

July 29, 2015

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning The Canon Bank Corporation and Glacier Bancorp, Inc. including, among other things, quarterly and annual reports filed by the parties with the Federal Deposit Insurance Corporation; the Federal Reserve and the SEC (where available)

(iii)	reviewed certain financial projections prepared by management of The Canon Bank Corporation;

(iv)	held discussions with members of the senior managements of The Canon Bank Corporation and Glacier Bancorp, Inc. for the purpose of reviewing future prospects of the potential pro forma institution related to the respective businesses, earnings, assets, liabilities and the amount of and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(v)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant; and

(vi)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by The Canon Bank Corporation and Glacier Bancorp, Inc. and in the discussions with the respective management teams of The Canon Bank Corporation and Glacier Bancorp, Inc. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections of the pro forma institution have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of The Canon Bank Corporation and Glacier Bancorp, Inc. and that such forecasts

Board of Directors

July 29, 2015

will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed and relied upon management’s estimates and projections. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of The Canon Bank Corporation and Glacier Bancorp, Inc. or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of The Canon Bank Corporation, Glacier Bancorp, Inc. or any of their respective subsidiaries, and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to The Canon Bank Corporation and Glacier Bancorp, Inc. In rendering this Opinion, we have been advised by The Canon Bank Corporation and Glacier Bancorp, Inc., and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger.

Our Opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This letter is solely for the information of the Board of Directors of The Canon Bank Corporation and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent, which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, information statement or tender offer document to be delivered to the holders of The Canon Bank Corporation common stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Board of Directors

July 29, 2015

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of Seller Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders of The Canon Bank Corporation.

Sincerely,

FIG PARTNERS, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The articles of incorporation of Glacier provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

Item 21.	Exhibits and Financial Statement Schedules

(a) The exhibits are listed on the accompanying “Exhibit Index”.

(b) Financial Statement Schedules. None.

(c) The opinion of the financial advisor to CBC is set forth as Appendix C to this proxy statement/prospectus.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

(i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on August 24, 2015.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on August 24, 2015.

Signature and Title

By:	/s/ Michael J. Blodnick
Michael J. Blodnick, President and Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ Ron J. Copher
Ron J. Copher, Executive Vice President and Chief Financial Officer (Principal Financial Officer)

By:	Dallas I Herron *
Dallas I. Herron, Chairman of the Board and Director

By:	Sherry L. Cladouhos *
Sherry L. Cladouhos, Director

By:	James M. English *
James M. English, Director

By:	Annie M. Goodwin *
Annie M. Goodwin, Director

By:	Craig A. Langel *
Craig A. Langel, Director

By:	Douglas J. McBride *
Douglas J. McBride, Director

By:	John W. Murdoch *
John W. Murdoch, Director

* By:	/s/ Michael J. Blodnick
Michael J. Blodnick Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2	Plan and Agreement of Merger dated as of July 30, 2015, by and among Glacier Bancorp, Inc., Glacier Bank, Cañon Bank Corporation and Cañon Bank (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

5*	Opinion of Moore, Cockrell, Goicoechea & Johnson, P.C., regarding legality of securities.

8*	Opinion of Garlington, Lohn & Robinson PLLP regarding federal income tax matters.

10.1*	Form of Voting Agreement.

10.2*	Form of Director Non-Competition Agreement.

23.1*	Consent of Moore, Cockrell, Goicoechea & Johnson, P.C. (contained in its opinion filed as Exhibit 5).

23.2*	Consent of BKD, LLP, Glacier Bancorp’s independent registered public accounting firm.

23.3*	Consent of FIG Partners LLC, CBC’s financial advisor.

24*	Power of Attorney (contained on the signature page of the registration statement).

99.1*	Form of proxy to be mailed to shareholders of CBC.

99.2	Opinion of FIG Partners LLC, financial advisor to CBC (contained in Appendix C to the proxy statement/prospectus which is included in the registration statement).

*	Previously Filed.

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